Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SELECT MEDICAL CORPORATION,
SLMC FINANCE CORPORATION,
CEDAR CLIFF ACQUISITION CORPORATION,
CORA HEALTH SERVICES, INC.
AND
BRAD C. ROUSH, AS STOCKHOLDERS’ AGENT
Dated as of October 1, 2007

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(continued)

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(continued)

-iii-

(continued)

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(continued)

-v-

EXHIBITS
Exhibit A	Stockholder Voting Agreement
Exhibit B	Letter of Transmittal
Exhibit C	Escrow Agreement
Exhibit D	Form of Opinion of Shumaker, Loop & Kendrick LLP
Exhibit E	Form of Non-Competition, Non-Solicitation and Confidentiality Agreement

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DEFINED TERMS

Page
ACMs	28
Acquisition Agreement	48
Acquisition Proposal	2
Actual Net Working Capital	12
Adverse Recommendation Change	48
Adverse Recommendation Change Notice	48
Affiliate	2
Aggregate Common Stock Preference	2
Aggregate Participation Amount	3
Aggregate Series A Preferred Stock Preference	3
Aggregate Series B Preferred Stock Preference	3
Aggregate Series C Preferred Stock Preference	3
Agreement	3
Appraisal Underpayment Amount	3
Balance Sheet	22
Balance Sheet Date	22
Basket Amount	62
Business	3
Business Day	3
Cap Amount	62
Closing	10
Closing Cash Merger Consideration	12
Closing Date	10, 24
Closing Date Balance Sheet	12
Closing Date Cash Amount	12
Closing Date Payment	15
Code	3
Common Stock	1
Company	1
Company Charter	3
Company Charter Documents	18
Company Pre-Closing Returns	49
Company Recommendation	51
Company Stock	1
Company Stock Certificate	14
Company Subsidiaries	19
Company Subsidiary	19

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Page
Company Subsidiary Shares	21
Confidentiality Agreement	43
Contracts	25
Damages	3
Development Projects	22
DGCL	10
DGCL Appraisal Procedures	17
Disputed Amounts	13
Dissenting Shares	17
DOL	29
Effective Time	10
Employee Plans	29
Encumbrance	3
Entity	4
Environmental Law	4
Environmental Permits	28
Equity Plans	31
ERISA	4
ERISA Affiliate	29
Escrow Agent	16
Escrow Agreement	16
Estimated Closing Balance Sheet	12
Estimated Net Working Capital	12
Facility	34
Filings	35
Financial Statements	21
Focused Review	4
GAAP	4
Governmental Body	4
Hazardous Substances	28
Health Care Program	40
Indebtedness	4
Indemnitees	5
Indemnitors	5
Indemnity Escrow Amount	16
Indemnity Escrow Funds	14
Independent Accounting Firm	5
Information Statement	41
Intellectual Property	26
Interim Balance Sheet	21
IRS	29
Knowledge	5
Leased Real Property	24
Legal Proceeding	5
Legal Requirement	5
Letter of Transmittal	15

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Page
Licenses	5
Litigation Conditions	63
LT Delivery Date	15
Management	28
Material Adverse Effect	5
Merger	1
Merger Consideration	5
Merger Consideration Escrow Amount	16
Merger Consideration Escrow Funds	14
Merger Stockholder	6
Merger Sub	1
Net Working Capital	6
Outstanding Shares	6
Parent	1
Parent Expiration Date	59
Parent Fundamental Representations	62
Parent Indemnitees	6
Parent Net Working Capital Calculation	12
Paying Agent	15
Payment	40
Per Share Common Stock Preference	6
Per Share Participation Amount	7
Per Share Post-Closing Stockholder Payment	7
Per Share Series A Preferred Stock Preference	7
Per Share Series B Preferred Stock Preference	7
Per Share Series C Preferred Stock Preference	7
Permitted Liens	7
Person	8
Post-Closing Decrease Amount	14
Post-Closing Increase Amount	14
Post-Closing Stockholder Payment	8
Pre-Closing Period	43
Preferred Stock	1
Pro Rata Share	8
Professional Employee	38
Real Property	24
Release	28
Released	28
Representatives	8
Requisite Stockholder Approvals	8
Series A Preferred Stock	1
Series B Preferred Stock	1
Series C Preferred Stock	1
Stark Act	39
State Health Care Program	40
Stockholder Expiration Date	59

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Page
Stockholder Fundamental Representations	62
Stockholder Indemnitees	8
Stockholder Voting Agreements	1
Stockholders	8
Stockholders’ Agent	69
Stockholders’ Agent Escrow Amount	16
Stockholders’ Agent Escrow Funds	16
Stockholders’ Meeting	51
Straddle Period	58
Subsidiary	8
Superior Proposal	9
Surviving Corporation	10
Target Net Working Capital	12
Tax	9
Tax Return	9
Taxing Authority	32
Termination Fee	56
Third Party Claim	62
Transaction Fees and Expenses	9
Unpaid Purchase Price Per Common Share	10
WARN Act	34

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AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER is made and entered into as of October 1, 2007, by and among Select Medical Corporation, a Delaware corporation (the “Guarantor”), SLMC Finance Corporation, a Delaware corporation and wholly-owned subsidiary of the Guarantor (“Parent”), Cedar Cliff Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), CORA Health Services, Inc., a Delaware corporation (the “Company”) and Brad C. Roush, as Stockholders’ Agent (as defined below). Certain other capitalized terms used in this Agreement are defined in Article I.
RECITALS
     A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will continue as a wholly-owned subsidiary of Parent.
     B. The Guarantor is the sole registered and beneficial owner of all of the outstanding shares of the capital stock of Parent and has agreed to guarantee the performance of Parent’s obligations under this Agreement;
     C. This Agreement has been approved by the respective boards of directors of Parent, Merger Sub and the Company.
     D. The Company’s authorized capital stock consists of Common Stock, par value $0.001 per share (the “Common Stock”), Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) and Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock,” and together with the Series A Preferred Stock and the Series B Preferred Stock, the “Preferred Stock”). The Common Stock and the Preferred Stock are sometimes collectively referred to herein as the “Company Stock”.
     E. As a condition and inducement to Parent entering into this Agreement, concurrently with the execution and delivery of this Agreement, Parent and certain Stockholders of the Company have entered into a Voting Agreement, dated as of the date hereof in the form of Exhibit A hereto (the “Stockholder Voting Agreement”), providing that, among other things, such Stockholders will vote their shares of Company Stock in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement.
     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I.
DEFINITIONS
     As used in this Agreement and the Exhibits, Schedules and documents delivered pursuant to this Agreement, the following terms shall have the following meanings:
     “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any transaction involving:
          (a) the sale, license or disposition by the Company or the acquisition by any Person (other than Parent or Merger Sub) of all or any portion of the Company’s or any Company Subsidiary’s business or assets that constitute 15% or more of the revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole;
          (b) the issuance or disposition by the Company or any Company Subsidiary or acquisition by any Person (other than Parent or Merger Sub) of (i) 15% or more of any class of capital stock or other equity security of the Company or any Company Subsidiary, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire 15% or more of any class of capital stock or other equity security of any of the Company or any Company Subsidiary or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for 15% or more of any class of capital stock or other equity security of the Company or any Company Subsidiary;
          (c) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 15% of any class of capital stock or other equity security of the Company or any Company Subsidiary;
          (d) any merger, consolidation, business combination, reorganization or similar transaction involving the Company or any Company Subsidiary pursuant to which any Person or the stockholders of any Person would own 15% or more of any class of capital stock or other equity security of the Company or any Company Subsidiary, other than the transactions contemplated hereby; or
          (e) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.
     “Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.
     “Aggregate Common Stock Preference” means the Per Share Common Stock Preference multiplied by the number of shares of Common Stock outstanding immediately prior to the Effective Time, but excluding shares of Common Stock to be cancelled pursuant to Section 2.5(a)(vi).

     “Aggregate Participation Amount” means the excess, if any, of the Closing Cash Merger Consideration over the sum of (a) the Aggregate Series A Preferred Stock Preference, (b) the Aggregate Series B Preferred Stock Preference, (c) the Aggregate Series C Preferred Stock Preference and (d) the Aggregate Common Stock Preference.
     “Aggregate Series A Preferred Stock Preference” means the Per Share Series A Preferred Stock Preference multiplied by the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time, but excluding shares of Series A Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Aggregate Series B Preferred Stock Preference” means the Per Share Series B Preferred Stock Preference multiplied by the number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time, but excluding shares of Series B Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Aggregate Series C Preferred Stock Preference” means the Per Share Series C Preferred Stock Preference multiplied by the number of shares of Series C Preferred Stock outstanding immediately prior to the Effective Time, but excluding shares of Series C Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits and the Schedules attached hereto, as it may be amended from time to time.
     “Appraisal Underpayment Amount” shall mean in the case of any Legal Proceeding brought by any Stockholder pursuant to Section 262 of the DGCL, the excess, if any, of the applicable portion of the Merger Consideration that would have been payable to such Stockholder pursuant to the terms of this Agreement had such Stockholder not brought such Legal Proceeding over the amount of any Damages paid or payable by Parent or the Company in connection with such Legal Proceeding (including any costs or expenses incurred by Parent or the Company in connection with such Legal Proceeding).
     “Business” shall mean the business of the Company and Company Subsidiaries as currently conducted.
     “Business Day” shall mean any day other than a Saturday, Sunday, federal holiday or other day on which the Federal Reserve Bank of New York is closed for the entirety of the day.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Company Charter” shall mean the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on February 27, 2001.
     “Damages” shall include any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, cost or expense (including reasonable attorneys’ fees), including in respect of enforcement of indemnity rights hereunder.
     “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, option, right of first refusal, preemptive right,

community property interest or restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
     “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
     “Environmental Law” shall mean any federal, state or local Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “Focused Review” shall mean a pre-payment utilization review process implemented by a Medicare contractor to assess outpatient coverage and billing compliance with Medicare reimbursement regulations.
     “GAAP” shall mean United States generally accepted accounting principles consistently applied.
     “Governmental Body” shall mean any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign or other government or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official organization, unit, body or Entity and any court or other tribunal).
     “Indebtedness” shall mean, without duplication and excluding accounts and other obligations owed by the Company to any wholly owned Company Subsidiary or owed by a wholly owned Company Subsidiary to the Company and/or one or more wholly owned Company Subsidiaries, (a) all obligations of the Company and the Company Subsidiaries for borrowed money; (b) all obligations under interest rate and currency hedging agreements, including swap breakage or associated fees; (c) all obligations evidenced by notes, bonds, debentures, or other similar instruments; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (e) all reimbursement obligations, contingent or otherwise, under a drawn acceptance, letter of credit or a similar facility; (f) all other long-term liabilities, other than any deferred income tax liabilities; (g) all guarantees of any of the foregoing; (h) obligations under leases required in accordance with GAAP to be recorded as capital leases; (i) all obligations to pay the deferred purchase price of property or services (including the earned portion of any so-called “earn-out” obligations) but excluding trade account payables in the ordinary course of business; or (j) any accrued interest, prepayment or penalties relating to any of the foregoing.
     “Indemnitees” shall mean the Parent Indemnitees or the Stockholder Indemnitees, as the case may be.
     “Indemnitors” shall mean Parent or the Merger Stockholders, as the case may be.
     “Independent Accounting Firm” means such independent, nationally recognized certified public accounting firm or valuation firm as Parent and the Stockholders’ Agent shall mutually agree upon; provided, however, if Parent and the Stockholders’ Agent cannot agree upon such a firm, such firm shall be jointly selected by an independent accounting firm chosen by each of Parent and Stockholders’ Agent; provided that, neither of the independent accounting firms selected by Parent or Stockholders’ Agent shall serve as the Independent Accounting Firm.
     “Knowledge” shall mean the actual knowledge of Dennis R. Smith, Brad C. Roush, Pier C. Borra and Brian Barth, with respect to the Company and the Company Subsidiaries after reasonable inquiry, except as specifically provided otherwise in Section 3.10 and Section 3.14 herein where no investigation or inquiry is required.
     “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
     “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
     “Licenses” shall mean all licenses, permits, certifications, registrations, certificates of need, certificates of occupancy, Drug Enforcement Administration registrations, franchises, approvals, consents, waivers, exemptions and authorizations from state and federal healthcare programs and Governmental Bodies.
     “Material Adverse Effect” shall mean any material and adverse effect on (a) the financial condition, properties, assets, liabilities, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, (b) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or (c) the ability of the Company and the Company Subsidiaries to continue to operate the Business after the Closing in substantially the same manner as the Business was operated prior to the Closing.
     “Merger Consideration” shall mean the sum of (a) the Aggregate Series A Preferred Stock Preference, plus (b) the Aggregate Series B Preferred Stock Preferred Stock Preference, plus (c) the Aggregate Series C Preferred Stock Preference, plus (d) the Aggregate Common

Stock Preference, plus (e) the Aggregate Participation Amount, plus (f) the amount of any Post-Closing Stockholder Payment.
     “Merger Stockholder” shall mean each Stockholder of Company at the Effective Time other than a Stockholder who (a) holds Dissenting Shares (and then only with respect to any Dissenting Shares held), and (b) has not waived, withdrawn or lost the right to receive payment of the fair value of such Dissenting Shares under the DGCL Appraisal Procedures.
     “Net Working Capital” shall mean (x) all consolidated current assets of the Company and the Company Subsidiaries as at the Closing, less (y) all consolidated current liabilities of the Company and the Company Subsidiaries as at the Closing, in each case as determined in accordance with GAAP consistent with the manner in which GAAP was applied in the preparation of the Balance Sheet; provided, however, that (a) the foregoing amounts in (x) and (y) shall exclude all deferred Tax assets (including Tax assets attributable to net operating loss carryforwards) and deferred Tax liabilities, (b) the foregoing amount in (y) shall include any liabilities for the employer portion of withholding taxes due in connection with payments on account of Options or restricted stock, (c) the foregoing amounts in (y) shall exclude all outstanding Indebtedness and any unpaid Transaction Fees and Expenses to the extent such Indebtedness and Transaction Fees and Expenses are deducted pursuant to clause (z) of Section 2.5(c)(ii) in determining the Closing Date Cash Amount, but shall include any amount by which such outstanding Indebtedness and unpaid Transaction Fees and Expenses as of the Closing exceed the amount thereof used to calculate the Closing Date Cash Amount pursuant to clause (z) of Section 2.5(c)(ii), (d) the foregoing amounts in (y) shall include any retention bonuses, success fees or similar officer or employee retention payments and any severance obligations and related costs arising from agreements entered into or obligations incurred by the Company or any Company Subsidiary as of or prior to the Closing that any officer or employee of the Company or any Company Subsidiary would be entitled to receive upon termination of employment as a result of or in connection with the transactions contemplated hereby, and (e) the foregoing amounts in (y) shall include an accrual, determined in accordance with GAAP, for incurred but not reported claims.
     “Outstanding Shares” shall mean the aggregate number of shares of Company Stock outstanding immediately prior to the effective time, but excluding shares of Company Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Parent Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including the Guarantor, Merger Sub, and, following the Merger, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses (a) and (b) above; and (d) the respective successors and assigns of the Persons referred to in clauses (a), (b) and (c) above; provided, however, that the Stockholders shall not be deemed to be Parent Indemnitees.
     “Per Share Common Stock Preference” means, with respect to each outstanding share of Common Stock, an amount equal to the lesser of (a) $.50, and (b) the quotient obtained by dividing (i) the excess, if any, of the Closing Cash Merger Consideration over the sum of (x) the Aggregate Series A Preferred Stock Preference, (y) the Aggregate Series B Preferred Stock Preference and (z) the Series C Preferred Stock Preference by (ii) the number of shares of

Common Stock outstanding immediately prior to the Effective Time, but excluding shares of Common Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Per Share Participation Amount” means the quotient obtained by dividing (a) the Aggregate Participation Amount by (b) the number of Outstanding Shares.
     “Per Share Post-Closing Stockholder Payment” means, for any holder of a share of Company Stock, the additional amount per share of Company Stock that such Merger Stockholder would have received had the amount of any Post-Closing Stockholder Payment been included in the calculation of the Closing Date Cash Amount at the time of the Closing, taking into account any previous adjustments and payments.
     “Per Share Series A Preferred Stock Preference” means, with respect to each outstanding share of Series A Preferred Stock, an amount equal to the lesser of (a) $1.00, and (b) the quotient obtained by dividing (i) the Closing Cash Merger Consideration by (ii) the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time, but excluding shares of Series A Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Per Share Series B Preferred Stock Preference” means, with respect to each outstanding share of Series B Preferred Stock, an amount equal to the lesser of (a) $1.00, and (b) the quotient obtained by dividing (i) the excess, if any, of the Closing Cash Merger Consideration over the Aggregate Series A Preferred Stock Preference by (ii) the number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time, but excluding shares of Series B Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Per Share Series C Preferred Stock Preference” means, with respect to each outstanding share of Series C Preferred Stock, an amount equal to the lesser of (a) $1.00, and (b) the quotient obtained by dividing (i) the excess, if any, of the Closing Cash Merger Consideration over the sum of (x) the Aggregate Series A Preferred Stock Preference and (y) the Series B Preferred Stock Preference by (ii) the number of shares of Series C Preferred Stock outstanding immediately prior to the Effective Time, but excluding shares of Series C Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi).
     “Permitted Liens” shall mean (a) any Encumbrances disclosed on the Balance Sheet or Schedule 1.1 hereto, (b) liens for Taxes, assessments or charges of any Governmental Body which are not yet due and payable or which are being contested by the Company or a Company Subsidiary in good faith, (c) liens incurred in connection with workers’ compensation, unemployment insurance and other types of social security benefits, (d) mechanics’, carriers’, workmens’, repairmens’ or other like liens arising or incurred in the ordinary course of business which are not overdue for a period of more than 90 days or which are being contested in good faith by appropriate proceedings, (e) any statutory or common law landlord’s liens created pursuant to or arising with respect to a lease, sublease or license by the Company or a Company Subsidiary of Leased Real Property arising or incurred in the ordinary course of business which are not overdue, (f) mortgages or deeds of trust or other like security instruments granted by an owner of Leased Real Property and encumbering only the fee simple title to Leased Real Property, (g) the terms, provisions, restrictions and limitations of any lease, sublease or license agreement for the lease, sublease or license by the Company or a Company Subsidiary of Leased

Real Property and set forth on Schedule 3.10(a), (h) the terms, provisions, restrictions and limitations of any personal property lease to the extent that such terms, provisions, restrictions and limitations do not materially impair the operation of the business at the facility at which such leased personal property is located, (i) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of like nature incurred in the ordinary course of business and (j) such imperfections or irregularities of title, easements (including, without limitation, reciprocal easement agreements and utility agreements), rights of way, encroachments, restrictive covenants, variances and other similar restrictions, charges or encumbrances (whether or not recorded) that do not, individually or in the aggregate, materially detract from the value and do not, individually or in the aggregate, materially interfere with the present use of the property or leased assets affected thereby and do not otherwise materially impair the Business.
     “Person” shall mean any individual, Entity or Governmental Body.
     “Post-Closing Stockholder Payment” shall mean any payment made to the Stockholders’ Agent on behalf of the Merger Stockholders pursuant to this Agreement arising from (a) any Post-Closing Increase Amount, (b) any Appraisal Underpayment Amount, (c) any distribution to the Merger Stockholders from the Stockholders’ Agent Escrow Funds, Merger Consideration Escrow Funds or the Indemnity Escrow Funds, or (d) any payment made by Parent for indemnification pursuant to Section 10.3 hereof.
     “Pro Rata Share” shall mean for each Merger Stockholder, the fraction (expressed as a percentage), the numerator of which is the amount of consideration payable at Closing to such Merger Stockholder with respect to such holder’s shares of Company Stock as a result of the Merger in accordance with the terms of this Agreement, and the denominator of which is the total amount of consideration payable at Closing to all holders of Outstanding Shares other than Dissenting Shares as a result of the Merger in accordance with the terms of this Agreement.
     “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.
     “Requisite Stockholder Approvals” shall mean the affirmative approval of this Agreement and the Merger by (a) a majority of the votes represented by all outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting together as a single class, and (b) a majority of the votes represented by all outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each voting as a separate class, pursuant to and in accordance with the applicable provisions of the DGCL and the Company Charter.
     “Stockholder Indemnitees” shall mean the following Persons: (a) the Merger Stockholders; (b) the current and future Affiliates of the Merger Stockholders and the Stockholders’ Agent; (c) the respective Representatives of the Persons referred to in clauses (a) and (b) above; and (d) the respective successors and assigns of the Persons referred to in clauses (a), (b) and (c) above.

     “Stockholders” shall mean the holders of the Company Stock.
     “Subsidiary” shall mean, when used with respect to any party, any Entity of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such Entity, or any Entity of which such party is a general partner.
     “Superior Proposal” means any Acquisition Proposal (but changing the references to “15% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the board of directors of the Company determines in good faith (after having received the advice of its financial advisors), to be (a) more favorable to the Stockholders from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any termination fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (b) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.
     “Tax” shall mean any tax (including, but not limited to, any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, unclaimed property tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.
     “Tax Return” shall mean any return (including any information return), report, statement, indentation, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
     “Transaction Fees and Expenses” shall mean all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by the Company, Company Subsidiaries and Stockholders in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred in connection with or by virtue of (a) the negotiation, preparation and review of this Agreement (including the Exhibits and Schedules hereto) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any consent required to be obtained in connection with any of such transactions, and (c) the consummation of the transactions contemplated by this Agreement, including the fees due to any financial advisor and any retention bonuses, “success” fees, change of control payments, severance payments and any other payment obligations arising from agreements entered into as or obligations incurred by the Company or any Company Subsidiary as of or prior to the Closing and payable to employees or any other Person as a result of or related to the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, all of the fees payable at the Closing to the Paying Agent and one-half of any fees payable at the Closing to the Escrow Agent shall be considered Transaction Fees and Expenses.
     “Unpaid Purchase Price Per Common Share” means with respect to each share of Common Stock, the amount of purchase price on such share of Common Stock which remains unpaid immediately prior to the Effective Time (it being understood that the amount of any indebtedness owed to the Company or any Company Subsidiary that was incurred by the holder of such share of Common Stock in connection with the issuance of such Common Stock shall be considered unpaid purchase price).
ARTICLE II.
DESCRIPTION OF TRANSACTION
     2.1. Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 2.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
     2.2. Effect of the Merger. The Merger shall have the effect set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the “DGCL”).
     2.3. Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104 at 10:00 a.m. on the third day (or the next business day if the third day is not a business day) after satisfaction or waiver of the latest to occur of the conditions set forth in Articles VI and VII, except for those conditions which are only capable of being performed at the Closing. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” For purposes of this Agreement (including with respect to any calculation of the Actual Net Working Capital), the Closing shall be deemed to have occurred 12:01 a.m. on the Closing Date. Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time the certificate of merger is filed with and accepted by the Secretary of the State of the State of Delaware (such time, the “Effective Time”).
     2.4. Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent, with advance written notice to the Company, prior to the Effective Time:
          (a) the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter altered, amended or repealed;

          (b) the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter altered, amended or repealed; and
          (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals designated by Parent prior to the Closing.
     2.5. Conversion of Company Stock.
          (a) Subject to Section 2.9, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Stockholder:
               (i) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, other than shares of Series A Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi) and any Dissenting Shares, shall be converted solely into the right to receive an amount equal to the Per Share Series A Preferred Stock Preference plus the Per Share Participation Amount, if any, plus the right to receive any Per Share Post-Closing Stockholder Payment, if any, payable in cash to the holder thereof, without interest thereon, upon surrender of the Company Stock Certificate formerly representing such share of Series A Preferred Stock, all in accordance with Section 2.8;
               (ii) each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, other than shares of Series B Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi) and any Dissenting Shares, shall be converted solely into the right to receive an amount equal to the Per Share Series B Preferred Stock Preference plus the Per Share Participation Amount, if any, plus the right to receive any Per Share Post-Closing Stockholder Payment, if any, payable in cash to the holder thereof, without interest thereon, upon surrender of the Company Stock Certificate formerly representing such share of Series B Preferred Stock, all in accordance with Section 2.8;
               (iii) each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, other than shares of Series C Preferred Stock to be cancelled pursuant to Section 2.5(a)(vi) and any Dissenting Shares, shall be converted solely into the right to receive an amount equal to the Per Share Series C Preferred Stock Preference plus the Per Share Participation Amount, if any, plus the right to receive any Per Share Post-Closing Stockholder Payment, if any, payable in cash to the holder thereof, without interest thereon, upon surrender of the Company Stock Certificate formerly representing such share of Series C Preferred Stock, all in accordance with Section 2.8;
               (iv) each share of the Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Common Stock to be canceled pursuant to Section 2.5(a)(vi) and any Dissenting Shares, shall be converted solely into the right to receive an amount equal to the Per Share Common Stock Preference plus the Per Share Participation Amount, if any, minus the applicable Unpaid Purchase Price Per Common Share, if any, plus the right to receive any Per Share Post-Closing Stockholder Payment, if any, payable in cash to the holder thereof, without interest thereon, upon surrender of the Company Stock

Certificate formerly representing such share of Common Stock, all in accordance with Section 2.8;
               (v) the issued and outstanding shares of common stock, par value $.01 per share, of Merger Sub, all of which are held by Parent, shall remain outstanding and, following the Merger, shall represent all of the issued and outstanding capital stock of the Surviving Corporation; and
               (vi) each share of Company Stock held by the Company or any Company Subsidiary immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof, and no cash, securities of Parent or other consideration shall be delivered in exchange therefor.
          (b) For purposes of this Agreement, the “Closing Cash Merger Consideration” shall mean a cash amount equal to the Closing Date Cash Amount, plus (i) the amount by which the Net Working Capital of the Company as of the Closing (the “Actual Net Working Capital”) is greater than $8,373,976 (the “Target Net Working Capital”), or minus (ii) the amount by which the Actual Net Working Capital is less than the Target Net Working Capital.
          (c) For purposes of this Agreement, the “Closing Date Cash Amount” shall mean (i) $46,000,000, minus (ii) the sum of (w) the Merger Consideration Escrow Amount (as defined in Section 2.8(c)), (x) the Indemnity Escrow Amount (as defined in Section 2.8(c)), (y) the Stockholders’ Agent Escrow Amount (as defined in Section 2.8(c)), and (z) the amount necessary to repay in cash and discharge in full all Indebtedness of the Company and the Company Subsidiaries as of the Closing (including any prepayment fees or premiums, breakage costs or any other costs and expenses) and any unpaid Transaction Fees and Expenses of the Company as of the Closing.
          (d) The amount payable to any Merger Stockholder pursuant to this Section 2.5 shall be rounded to the nearest one cent ($0.01), provided that all shares of Company Stock held by a Merger Stockholder shall be aggregated for purposes of such calculations.
     2.6. Net Working Capital Adjustment.
          (a) At least three (3) business days prior to the Closing, the Company shall, in good faith and in consultation with Parent, prepare and deliver to Parent a good faith estimate of the Actual Net Working Capital (the “Estimated Net Working Capital”), together with an estimated balance sheet of the Company, on a consolidated basis, as of the Closing (the “Estimated Closing Balance Sheet”), prepared in accordance with GAAP consistent with the manner in which GAAP was applied in the preparation of the Balance Sheet. The Estimated Closing Balance Sheet shall be prepared as if the Closing Date was the last day of the Company’s fiscal year. The Estimated Net Working Capital shall be calculated based on the Estimated Closing Balance Sheet. Parent shall have the opportunity to review and comment upon the Estimated Closing Balance Sheet and the Company’s calculation of the Estimated Net Working Capital, both of which shall be subject to Parent’s reasonable approval. Until the Actual Net Working Capital is finally determined in accordance with this Section 2.6, the

Closing Cash Merger Consideration shall be determined using the Estimated Net Working Capital instead of the Actual Net Working Capital.
          (b) Within ninety (90) days after the Closing, Parent shall, in good faith, cause to be prepared and delivered to the Stockholders’ Agent (i) a balance sheet of the Company and its consolidated subsidiaries as of the Closing (the “Closing Date Balance Sheet”) and (ii) a reasonably detailed calculation (the “Parent Net Working Capital Calculation”) of the Actual Net Working Capital. The Closing Date Balance Sheet shall be prepared in accordance with this Agreement and GAAP consistent with the manner in which GAAP was applied in the preparation of the Balance Sheet. The Closing Date Balance Sheet shall be prepared as if the Closing Date was the last day of the Company’s fiscal year. Following the delivery of the Closing Date Balance Sheet and Parent Net Working Capital Calculation to the Stockholders’ Agent, Parent shall, and Parent shall cause the Surviving Corporation to, afford the Stockholders’ Agent and its Representatives the opportunity to examine the calculation of the Closing Date Balance Sheet, the Parent Net Working Capital Calculation and such underlying records and work papers as are reasonably necessary and appropriate. Parent shall cooperate reasonably promptly with the Stockholders’ Agent and its Representatives in such examination.
          (c) The Stockholders’ Agent may, on behalf of the Merger Stockholders, dispute any amounts reflected in the Parent Net Working Capital Calculation but only on the basis that such amounts were not calculated in accordance with this Agreement or that such calculations are mathematically inaccurate; provided, that the Stockholders’ Agent shall notify Parent in writing of each disputed amount and shall specify the amount thereof in dispute (in the aggregate, the “Disputed Amounts”), within thirty (30) days of Parent’s delivery of the Parent Net Working Capital Calculation. If the Stockholders’ Agent does not dispute any amounts reflected in the Parent Net Working Capital Calculation within such thirty (30) day period, the Parent Net Working Capital Calculation shall be deemed to be and shall be final, binding and conclusive on the parties hereto.
          (d) In the event of such a dispute, Parent and the Stockholders’ Agent shall attempt in good faith to reconcile their differences and any resolution by them as to any Disputed Amounts shall be in writing and shall be final, binding and conclusive on the parties, and shall be used to determine the Actual Net Working Capital. If Parent and the Stockholders’ Agent are unable to reach a resolution with respect to all Disputed Amounts within thirty (30) days of the Stockholders’ Agent’s written notice of dispute to Parent, Parent and the Stockholders’ Agent shall submit the remaining Disputed Amounts for resolution to the Independent Accounting Firm which shall be requested to determine and report to the parties upon such remaining Disputed Amounts within thirty (30) days after submission, and such report shall be final, binding and conclusive on the parties hereto, and shall determine the Actual Net Working Capital. The Independent Accounting Firm will have exclusive jurisdiction over the parties hereto against one another or any other Person with respect to disputes over the calculation of Actual Net Working Capital. Each party will furnish to the Independent Accounting Firm such work papers and other documents and information relating to the disputed issues as the Independent Accounting Firm may request and are reasonably available to that party or its Subsidiaries (or its independent public accountants) and will be afforded the opportunity to present to the Independent Accounting Firm (to the extent permitted by the Independent Accounting Firm) any material relating to the determination of the matters in dispute and to discuss such determination with the

Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be allocated between Parent and the Merger Stockholders (such allocation to be finally determined by the Independent Accounting Firm) in such a way that Parent shall be responsible for that portion of the fees and expenses equal to the total amount of such fees and expenses multiplied by a fraction, the numerator of which is the Disputed Amounts submitted to the Independent Accounting Firm that are resolved against Parent, and the denominator of which is the Disputed Amounts so submitted, and the Stockholders’ Agent shall be responsible for the remainder of such fees and expenses.
          (e) If the Actual Net Working Capital, as finally determined pursuant to this Section 2.6, exceeds the Estimated Net Working Capital, the Merger Consideration shall be increased by an amount equal to such excess (such excess being the “Post-Closing Increase Amount”). If the Actual Net Working Capital, as finally determined pursuant to this Section 2.6, is less than the Estimated Net Working Capital, the Merger Consideration shall be decreased by an amount equal to such shortfall (such shortfall being the “Post-Closing Decrease Amount”). If the Actual Net Working Capital exceeds the Estimated Net Working Capital, (i) Parent shall pay to the Stockholders’ Agent on behalf of the Merger Stockholders an amount equal to (x) the Post-Closing Increase Amount plus (y) interest on such Post-Closing Increase Amount (for the period commencing on the Closing Date and ending on the date of payment) at a rate equal to the average interest rate earned on the Merger Consideration Escrow Amount during such period and (ii) Parent and the Stockholders’ Agent shall execute and the Stockholders’ Agent shall deliver to the Escrow Agent an instruction to release the Merger Consideration Escrow Amount and any interest earned thereon (the “Merger Consideration Escrow Funds”) to the Stockholders’ Agent on behalf of the Merger Stockholders in accordance with the Escrow Agreement. If the Estimated Net Working Capital exceeds the Actual Net Working Capital, Parent and the Stockholders’ Agent shall execute and Parent shall deliver to the Escrow Agent an instruction (i) to release an amount of the Merger Consideration Escrow Funds equal to the Post-Closing Decrease Amount plus any interest earned on such amount to Parent and (ii) to release the remaining (after application of clause (i) of this sentence) Merger Consideration Escrow Funds, if any, to the Stockholders’ Agent on behalf of the Merger Stockholders in accordance with the Escrow Agreement. In the event that the Post-Closing Decrease Amount exceeds the Merger Consideration Escrow Funds, Parent shall be entitled to recover from the Indemnity Escrow Amount and any interest earned thereon (the “Indemnity Escrow Funds”) (x) such excess plus (y) interest on such excess (for the period commencing on the Closing Date and ending on the date of recovery) at a rate equal the average interest rate earned on the Merger Consideration Escrow Amount during such period. If the balance of the Indemnity Escrow Fund available for payment is not sufficient to satisfy in full the remaining obligations of the Merger Stockholders pursuant to this Section 2.6(e), each Merger Stockholder shall be responsible for such Merger Stockholder’s Pro Rata Share of any difference between the amount available from the Indemnity Escrow Fund and the remaining amount owed to Parent pursuant to this Section 2.6(e). Each of the items to be paid or delivered pursuant to this Section 2.6(e) shall be so paid or delivered within three (3) business days of the final determination of the Actual Net Working Capital.
     2.7. Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of the Company’s capital stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of the Company’s capital stock (a “Company Stock Certificate”) is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.8.
     2.8. Exchange of Certificates; Escrow.
          (a) At the Closing, Parent shall pay to The Bank of New York, as paying agent, or, if The Bank of New York shall not agree to serve as paying agent, to such other bank or trust company as may be mutually agreed by Parent and the Company (the “Paying Agent”), pursuant to a Paying Agent Agreement by and among Parent, the Company, the Stockholders’ Agent and the Paying Agent, in customary form to be agreed upon by the parties, an amount equal to the Closing Cash Merger Consideration less the portion of the Closing Cash Merger Consideration applicable to any Dissenting Shares (such amount, the “Closing Date Payment”). The Paying Agent will acknowledge in writing to Parent the receipt of the Closing Date Payment simultaneously with receipt thereof and the delivery by Parent of the Closing Date Payment to the Paying Agent shall be deemed delivery to the Merger Stockholders for purposes of this Agreement.
          (b) At the Closing, the Paying Agent shall, for each Merger Stockholder who surrenders a Company Stock Certificate for cancellation to Parent, together with the letter of transmittal in the form attached hereto as Exhibit B (“Letter of Transmittal”), duly completed and validly executed to the satisfaction of Parent in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, pay to each such Merger Stockholder, without interest, for each share of Company Stock previously represented by such Company Stock Certificate, the following (which shall be determined using the Estimated Net Working Capital instead of the Actual Net Working Capital):
               (i) in exchange for each share of Series A Preferred Stock, an amount equal to the sum of the Per Share Series A Preferred Stock Preference plus the Per Share Participation Amount, if any;
               (ii) in exchange for each share of Series B Preferred Stock, an amount equal to the sum of the Per Share Series B Preferred Stock Preference plus the Per Share Participation Amount, if any;
               (iii) in exchange for each share of Series C Preferred Stock, an amount equal to the sum of the Per Share Series C Preferred Stock Preference plus the Per Share Participation Amount, if any; and
               (iv) in exchange for each share of Common Stock, an amount equal to the sum of the Per Share Common Stock Preference plus the Per Share Participation Amount, if any, minus the applicable Unpaid Price Per Common Share, if any.
If a Merger Stockholder delivers his, her or its Company Stock Certificate and Letter of Transmittal to Parent (including wire transfer instructions if applicable), duly completed and validly executed to the satisfaction of Parent in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, at least five (5) Business Days prior to the Closing Date (the “LT Delivery Date”), the Paying Agent shall pay the applicable consideration specified in Section 2.8(b)(i)-(iv) above for the number of shares of Company Stock previously represented by such Company Stock Certificate to such Merger Stockholder as set forth in the Letter of Transmittal promptly following the Effective Time, but in no event later than two Business Days after the Closing Date. At least two (2) Business Days prior to the Closing Date, the Company and Parent will jointly execute and deliver written instructions to the Paying Agent that list: (i) the names of each Merger Stockholder who has delivered a Company Stock Certificate and duly completed and validly executed Letter of Transmittal to Parent at least five (5) Business Days prior to the Closing Date, (ii) the number of shares of Company Stock previously represented by such Company Stock Certificate, (iii) the portion of the Merger Consideration to be paid to each such Merger Stockholder and (iv) the payment instructions for each such Merger Stockholder. If any Merger Stockholder fails to surrender a Company Stock Certificate or Letter of Transmittal to Parent at least five (5) Business Days prior to the Closing Date, the Paying Agent shall not pay the portion of the Merger Consideration applicable to the related shares of Company Stock at or immediately following the Effective Time and the Paying Agent shall deposit such portion of the Merger Consideration in the designated account maintained by the Paying Agent for the benefit of the Merger Stockholders. If a Company Stock Certificate and Letter of Transmittal are delivered any time after the LT Delivery Date, within five (5) Business Days of delivery of such Company Stock Certificate and Letter of Transmittal to Parent, duly completed and validly executed to the satisfaction of Parent in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, Parent shall deliver to the Paying Agent a written instruction containing the information set forth in clauses (i) through (iv) above and shall cause the Paying Agent to pay to such Merger Stockholder, without interest, the applicable consideration specified in Section 2.8(b)(i)-(iv) above for the number of shares of Company Stock previously represented by such Company Stock Certificate, payable as set forth in the Letter of Transmittal. Parent may, in its sole and reasonable discretion, waive the requirement of a Company Stock Certificate or Letter of Transmittal for any or all such Merger Stockholders. Any and all interest and other amounts earned with respect to the Closing Date Payment shall accrue for the benefit of Parent and shall be released to Parent in accordance with the terms of Section 2.8 hereof.
          (c) At the Closing, Parent shall deliver to The Bank of New York, as escrow agent, or, if The Bank of New York shall not agree to serve as escrow agent, to such other bank or trust company as may be mutually agreed by Parent and the Company (the “Escrow Agent”), pursuant to an Escrow Agreement substantially in the form attached hereto as Exhibit C, subject to reasonable changes required by Escrow Agent and reasonably acceptable to Parent, the Company and the Stockholders’ Agent (the “Escrow Agreement”), (i) $4,600,000, (the “Indemnity Escrow Amount”), (ii) $420,000 (the “Merger Consideration Escrow Amount”) and (iii) $25,000 (the “Stockholders’ Agent Escrow Amount”), each by wire transfer of immediately available funds. The Stockholders’ Agent may pay (or seek reimbursement for) costs, fees and expenses incurred for the benefit of the Merger Stockholders by the Stockholders’ Agent after the Closing Date from the Stockholders’ Agent Escrow Amount and any interest earned thereon (the “Stockholders’ Agent Escrow Funds”), and the Indemnity Escrow Funds (but only if and when the Indemnity Escrow Funds are distributed to the Stockholder’s Agent by the Escrow

Agent for the benefit of the Merger Stockholders in accordance with the terms of the Escrow Agreement).
          (d) Until surrendered as contemplated by this Section 2.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable consideration specified in Section 2.8(b)(i)-(iv) above. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of the applicable consideration specified in Section 2.8(b)(i)-(iv) above to the owner of such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to make an affidavit of that fact and to deliver an appropriate indemnity or surety bond as security against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.
          (e) Each of the Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of capital stock of the Company pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
          (f) At any time following the sixth month anniversary of the Effective Time, Parent shall be entitled to cause the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to the Merger Stockholders (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, any Merger Stockholder that has not yet received its applicable portion of the Merger Consideration shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) with respect to any Merger Consideration that may be payable upon due surrender of the Company Stock Certificates held by such Merger Stockholder and delivery of a Letter of Transmittal to Parent, duly completed and validly executed to the satisfaction of Parent in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions. Notwithstanding the foregoing, neither Parent, the Company, the Surviving Corporation nor the Paying Agent shall be liable to any holder or former holder of capital stock of the Company for any cash amounts delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
     2.9. Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, any shares (“Dissenting Shares”) of Company Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands payment of the fair value of such Dissenting Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “DGCL Appraisal Procedures”) shall not be converted into or be exchangeable for the right to receive the applicable consideration specified in Section 2.5(a)(i)-(iv) above, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the DGCL Appraisal Procedures; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to receive payment of the fair value of such holder’s Dissenting Shares under the DGCL Appraisal Procedures, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive the applicable consideration specified in Section 2.5(a)(i)-(iv) above. The Company shall give prompt notice to Parent and Merger Sub of any demands received by the Company for payment of the fair value of any shares of Company Stock (including a copy of each demand). Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or offer to settle, any such demands or agree to do any of the foregoing.
     2.10. Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to and for the benefit of Parent and Merger Sub as follows:
     3.1. Organization of the Company.
          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with requisite corporate power and authority to (i) execute, deliver and (subject to receipt of the Requisite Stockholder Approvals) perform this Agreement, (ii) perform its obligations under all oral and written agreements, legally binding commitments, contracts, subcontracts, leases, promissory notes, option agreements, warranties, purchase orders, licenses or sublicenses (including all amendments thereto) by which it is bound, (iii) own, lease and operate its properties and (iv) carry on its business as now being conducted therein, and is duly qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it require such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (b) True and complete copies of the Company Charter and the Bylaws of the Company (together, the “Company Charter Documents”) as in effect on the date of this Agreement have been made available for inspection by Parent prior to the date of this Agreement, which copies are complete and correct and include all amendments, modifications or supplements thereto. The Company Charter Documents are in full force and effect and the Company is in full compliance with all of the terms and provisions of the Company Charter Documents.

     3.2. Authority.
          (a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all requisite corporate action, and no other acts or other proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby by the Company, other than the Requisite Stockholder Approvals. This Agreement has been duly executed by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general, or by general principles of equity.
          (b) Except as set forth on Schedule 3.2(b), neither the execution and delivery by the Company of this Agreement nor the consummation of the transactions contemplated hereby by the Company nor compliance with any of the provisions hereof by the Company will (i) violate or conflict with any provision of the Company Charter Documents or the certificate of incorporation, bylaws or other similar organizational and operational documents of any of the direct or indirect Subsidiaries of the Company (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”), (ii) violate or conflict with, or result in a breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in or permit the termination of, loss of any right under or acceleration of the performance required by, or result in the creation or imposition of any Encumbrance upon any of the assets of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any Contract disclosed or required to be disclosed on Schedule 3.11(a) or (iii) violate, in any material respect, any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Company Subsidiary or any of their respective assets. Except as set forth on Schedule 3.2(b), no consent or approval by, notice to or registration with any Governmental Body, other than the filing of the Certificate of Merger required by the DGCL, is required on the part of the Company or any Company Subsidiary prior to the Closing Date in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
          (c) The Company’s board of directors has (i) unanimously determined that the Merger is advisable and in the best interests of the Company and its Stockholders, (ii) unanimously recommended the approval and adoption of this Agreement by the holders of Company Stock entitled to vote thereon and (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.
     3.3. Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth on Schedule 3.3 hereto. Set forth on Schedule 3.3 is a list of all of the Stockholders and the capital stock and other equity securities of the Company owned by each such Stockholder. The shares of Company Stock set forth on Schedule 3.3 constitute all of the outstanding shares of capital stock of the Company. All such outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and non-assessable and have not been issued in violation of the preemptive or similar rights of any Stockholder arising by operation of securities laws or the Company Charter Documents. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Company are as set forth in the Company Charter Documents, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable laws. The Conversion Price (as defined in the Company Charter) is equal to $1.00 per share, and each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is convertible into one share of Common Stock under the terms of the Company Charter, as currently in effect. Except as set forth on Schedule 3.3, there is no existing subscription, option, warrant, call, commitment or other right or agreement to which the Company is bound requiring, and there are no convertible or exchangeable securities of the Company outstanding which upon conversion or exercise would require, the issuance of any additional shares of capital stock or other securities convertible into shares of capital stock of the Company. Except as set forth on Schedule 3.3 and for the Stockholder Voting Agreement, there are no agreements concerning the issuance, voting, transfer, acquisition or disposition of shares of capital stock of the Company to which the Company or any Stockholder is a party.
     3.4. Subsidiaries.
          (a) Schedule 3.4(a) contains a true and complete list of all of the Company Subsidiaries and the respective ownership interest of the Company and other Persons in each such Subsidiary. Except as set forth on Schedule 3.4(a), the Company does not own, directly or indirectly, any capital stock, equity securities or other equity interests of any Person. Except as set forth on Schedule 3.4(a), the Company is not a party to any agreement to own or control, nor does the Company have the direct or indirect right to acquire, any Subsidiary or ownership interest in any other Person.
          (b) Each of the Company Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the state of its jurisdiction with requisite corporate power and authority to (i) perform its obligations under all oral and written agreements, legally binding commitments, contracts, subcontracts, leases, promissory notes, option agreements, warranties, purchase orders, licenses or sublicenses (including all amendments thereto) by which it is bound, (ii) own, lease and operate its properties and (iii) carry on its business as now being conducted therein, and is duly qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it require such qualification, except where the failure to be so qualified could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (c) True and complete copies of the certificate of incorporation, bylaws and other similar organizational and operational documents, as applicable, as in effect on the date hereof for each Company Subsidiary have been made available for inspection by Parent prior to the date of this Agreement, which copies are complete and correct and include all amendments, modifications or supplements thereto. The certificate of incorporation and bylaws or other organizational documents of each Company Subsidiary are in full force and effect and each Company Subsidiary is in full compliance with all of the terms and provisions of such documents.

     3.5. Capitalization of the Company Subsidiaries.
          (a) The authorized, issued and outstanding capital stock, equity securities or other equity interests of the Company Subsidiaries is set forth on Schedule 3.5(a). All such shares have been duly authorized and are validly issued, fully paid and non-assessable.
          (b) Except as set forth on Schedule 3.5(b), the Company or one of the Company Subsidiaries has good and valid title to all shares, equity securities or other equity interests of the Company Subsidiaries (the “Company Subsidiary Shares”) and all of the Company Subsidiary Shares are owned directly by the Company or one of the Company Subsidiaries, beneficially and of record, free and clear of all Encumbrances. The Company or a Company Subsidiary directly has full voting power over the Company Subsidiary Shares, subject to no proxy, stockholders’ agreement, voting trust or other agreement relating to the voting of any Company Subsidiary Shares.
          (c) No Person has any preemptive right to purchase any shares of a Company Subsidiary. There is no existing subscription, option, warrant, call, commitment or other right or agreement to which any Company Subsidiary is bound requiring, and there are no convertible securities of any Company Subsidiary outstanding which upon conversion or exercise would require, the issuance of any additional shares of capital stock, equity securities or other equity interests or other securities convertible or exchangeable into shares of capital stock, equity securities or other equity interests of any Company Subsidiaries. There are no agreements concerning the issuance, transfer, acquisition or disposition of shares of capital stock or other equity interests of any Company Subsidiary to which the Company or any Company Subsidiary or any Stockholder is a party.
     3.6. Financial Statements.
          (a) True and complete copies of the (i) audited consolidated balance sheets of the Company and its consolidated subsidiaries as of December 31, 2006, 2005 and 2004, and the related statements of income and cash flows for the fiscal year ended December 31, 2006, 2005 and 2005 and (ii) unaudited consolidated balance sheet of the Company and its consolidated subsidiaries as of June 30, 2007 (the “Interim Balance Sheet”), and the related consolidated statement of income and cash flows for the six-month periods ended June 30, 2007 are attached hereto as Schedule 3.6(a) (together with the footnotes thereto, collectively, the “Financial Statements”). The Financial Statements, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries and the consolidated results of their operations as of the respective dates and for the respective periods indicated therein and have been prepared in accordance with GAAP, except that the unaudited statements may not contain all footnotes required by GAAP and are subject to normal year-end audit adjustments, none of which are expected to be material in amount or nature. The financial statements set forth in subsection (i) above have been audited by Ernst & Young LLP, independent public accountants, and the Company has provided Parent with true and correct copies of the auditor’s reports relating thereto. The Financial Statements have been prepared from and are in accordance with the books and records of the Company and the Company Subsidiaries.

          (b) Except as set forth on Schedule 3.6(b), neither the Company nor any Company Subsidiary has or has guaranteed any Indebtedness.
          (c) There are no “earn-out” obligations of the Company or any Company Subsidiary arising pursuant to the acquisition of any facilities or businesses.
          (d) Set forth on Schedule 3.6(d) is a list that presents fairly, in all material respects, the total amount of net cash collections from patients and third party payors by the Company and Company Subsidiaries, on both a consolidated and consolidating (by legal entity) basis, for services rendered to patients for each of the four quarters of the fiscal year ended December 31, 2006 and each of the first two quarters of the fiscal year ended December 31, 2007.
          (e) Set forth on Schedule 3.6(e) is true and complete list of all facility development or expansion projects of the Company or any Company Subsidiary (collectively, the “Development Projects”), setting forth as to each Development Project (i) the location or proposed location of such Development Project, (ii) any certificates of need that have been applied for in connection with such Development Project and the status of all such applications and (iii) any letters of intent, partnership agreements or joint venture agreements relating to such Development Project.
     3.7. Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any material liabilities or obligations (whether absolute, accrued contingent or otherwise), except (a) as and to the extent reflected or reserved against in the audited balance sheet of the Company and its consolidated subsidiaries (the “Balance Sheet”) as of December 31, 2006 (the “Balance Sheet Date”), (b) for liabilities which have been incurred since the Balance Sheet Date in the ordinary course of business consistent with past practices, (c) for liabilities under this Agreement, (d) for executory obligations under Contracts and (e) for liabilities for Transaction Fees and Expenses incurred in connection with the transactions contemplated hereby. Neither the Company nor any Company Subsidiary has any contractual obligation to provide uncompensated care to any patient.
     3.8. Accounts Receivable. All accounts receivable of the Company and the Company Subsidiaries reflected on the Balance Sheet included in the Financial Statements (net of the reserves reflected thereon), and all accounts receivable which have arisen since December 31, 2006, net of reserves computed in accordance with GAAP, are valid and have arisen only from bona fide arm’s length transactions in the ordinary course of the business of the Company and the Company Subsidiaries. The accounts receivable, net of reserves computed consistently with past practices, set forth on the Interim Balance Sheet are presented fairly on such Interim Balance Sheet in accordance with GAAP.
     3.9. Absence of Certain Changes or Events. Since the Balance Sheet Date, the Company and Company Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been any event, change, condition, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. In addition, and without limiting the foregoing, except as set forth on Schedule 3.9 or otherwise expressly permitted or expressly required by the terms of this Agreement, the Company and Company Subsidiaries have not, since the Balance Sheet Date:
          (a) experienced any material damage, destruction or loss to or of any of their material assets which are used in the operation or conduct of the Business;
          (b) except as may be required under existing agreements or in the ordinary course of business consistent with past practice, made or agreed to make any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, or any other increase in the compensation of any executive officer, director or employee;
          (c) sold, purchased or transferred any material assets, other than in the ordinary course consistent with past practice;
          (d) paid (or committed to pay) any management fee or made (or committed to make) any loan or distribution of their property or assets to any Stockholder, or declared, paid or set aside for payment any dividend or distribution with respect to the Company Stock, or purchased or redeemed (or committed to purchase or redeem) any shares of Company Stock;
          (e) written down or cancelled any material receivables or debt, or waived or released any material right or claim, except for cancellations, waivers and releases in the ordinary course of business and consistent with past practice;
          (f) suffered any material judgment with respect to, or made any material settlement of, any Legal Proceeding;
          (g) effected any material change in accounting practices and procedures, other than changes as a result of changes in GAAP; or
          (h) made or authorized any capital expenditures in excess of $25,000 individually or $100,000 in the aggregate;
          (i) consummated any transaction with any Affiliate (other than the Company or a Company Subsidiary);
          (j) (i) made, changed or revoked any material election in respect of Taxes or taken any action or failed to take any action which action or failure to act has or will result in a change to the classification of any Company or Company Subsidiary for U.S. federal income tax purposes, (ii) prepared any Tax Returns in a manner which is not consistent in all material respects with the past practice of the Company and the Company Subsidiaries with respect to the treatment of items on such Tax Returns, (iii) filed any amendment to a Tax Return that will or may increase the Tax liability of the Company or any Company Subsidiaries after the Closing, (iv) incurred any liability for Taxes other than in the ordinary course of business, or (v) settled any claim or assessment in respect of Taxes that will increase the Tax liability of the Company or Company Subsidiaries or will otherwise adversely affect the Parent, Merger Sub, the Company or the Company Subsidiaries;

          (k) made or entered into any acquisitions or dispositions of any facilities or businesses, other than the opening or establishment of new facilities or businesses;
          (l) except in the ordinary course of business, mortgaged, pledged or have imposed any Encumbrance on any material assets, except for Permitted Liens; or
          (m) agreed to do any of the foregoing.
     3.10. Real Property; Title to Assets.
          (a) The Company or a Company Subsidiary owns good and marketable fee title to the real property owned (as opposed to leased) and operated by the Company and the Company Subsidiaries in the operation of conduct of the Business, together with all improvements, buildings and fixtures located thereon or therein (the “Fee Real Property”). The Company and the Company Subsidiaries own good and valid leasehold interests in and to all real property leases to which the Company or any Company Subsidiary are a party or by which the Company or any Company Subsidiary are bound, which leases are listed on Schedule 3.10(a) (the “Leased Real Property,” and, together with the Fee Real Property, the “Real Property”). To the Knowledge of the Company, without investigation or inquiry, there are no real estate or similar Taxes due and payable with respect to the Real Property that have not been paid in the ordinary course of the Company’s business, and no leasehold or other interest of the Company or any Subsidiary in Real Property is subject or subordinate to any Lien, except Permitted Liens, whether such lien is on the leasehold estate or fee estate.
          (b) Neither the Company nor any Company Subsidiary has received written notice of an outstanding violation of any applicable Legal Requirement relating to any material part of the Real Property or the operation thereof or written notice of public improvements, annexation, special assessments, zoning or subdivision changes, or other claims or charges with respect thereto. To the Knowledge of the Company, without investigation or inquiry, each use of the Real Property by the Company and the Company Subsidiaries is and has been valid, permitted and conforming uses in accordance with the current zoning classification of the Real Property, and there are no outstanding variances or special use permits affecting the Real Property or its uses. To the Knowledge of the Company, without investigation or inquiry, the Real Property either is freely accessible directly from all public streets on which it abuts, or uses adjoining private land to access the same in accordance with valid public easements and there is no condition which would result in the termination of such access. To the Knowledge of the Company, without investigation or inquiry, water, gas, sewer, drainage facilities, telephone, electrical service and all other necessary utility connections are readily available to the Real Property without assessment in all material respects other than annual maintenance and use charges, and all such connections currently in place are operable and adequate for their present usage in all material respects.
          (c) Schedule 3.10(a) sets forth a true, correct and complete list of all contracts or agreements under which the Company and Company Subsidiaries are lessee, sublessee or licensee of any Real Property, the parties to the lease and the current expiration date of the lease. The Company and Company Subsidiaries have the right to quiet enjoyment of the real properties leased by it as tenant for the full term of the lease thereof to the extent provided in each such lease. Each lease or other contract or agreement referred to in Schedule 3.10(a) is a legal, valid and binding obligation of the Company and Company Subsidiaries, as applicable, enforceable against the Company and Company Subsidiaries in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general, or by general principles of equity. There are no outstanding options or rights of any third person to acquire the Company’s or any Company Subsidiary’s leasehold interests in any such Leased Real Property. All leases, ground leases, subleases, licenses, options or other agreements of the Company and Company Subsidiaries, as applicable, as set forth in Schedule 3.10(a) are in full force and effect, and neither the Company nor any Company Subsidiary, as applicable, is in default under any such leases, ground leases, subleases, licenses, options or other agreements, and, no condition exists which (with notice or lapse of time or both) could constitute a default thereunder in each case. True and complete copies of all leases or other contracts or agreements listed on Schedule 3.10(a) (including any amendments, modifications and renewal letters) have been made available for inspection by Parent prior to the date of this Agreement.
          (d) The Company and each of the Company Subsidiaries has good title to all of its assets, including the assets reflected in the Balance Sheet, except those disposed of by it since the date of the Balance Sheet, free and clear of all Encumbrances except for Permitted Liens. The Company and each of the Company Subsidiaries leases, owns or has the right to use all assets used in the operation of the Business as currently conducted.
     3.11. Material Contracts.
          (a) Schedule 3.11(a) contains a complete list of the following leases, contracts, commitments and agreements, oral or written (“Contracts”) to which the Company or any Company Subsidiary is party or by which any of its assets or properties is bound:
               (i) all contracts, agreements plans or arrangements required to be listed on Schedule 3.16;
               (ii) each management agreement, operating agreements, services agreement and other agreements pertaining to the operation and maintenance of any Facility with annual payments in excess of $50,000 and that is not terminable by the Company or any Company Subsidiary within a 90-day period without substantial cost or penalty;
               (iii) all collective bargaining or other labor or union contracts or agreements;
               (iv) all instruments relating to Indebtedness, including any note, bond, deed of trust, mortgage, indenture or agreement to borrow money, any agreement relating to the extension of credit or the granting of an Encumbrance (other than a Permitted Lien within the meaning of clause (f), clause (g), clause (h) or clause (i) of the definition thereof), or any agreement of guarantee in favor of any Person other than the Company;
               (v) each agreement, commitment or outstanding purchase order relating to capital expenditures that involves total remaining payments by the Company or any Company Subsidiary of more than $25,000 individually or $100,000 in the aggregate;

               (vi) all agreements relating to the future disposition or acquisition of any interest in any business enterprise (whether through the purchase or sale of assets or stock or by merger, consolidation or other business combination) for a purchase price of more than $50,000;
               (vii) each contract, agreement or commitment (including any lease for Leased Real Property) which (A) provides for annual aggregate payments to or from the Company or any Company Subsidiary in excess of $25,000 or (B) does not expire or is not terminable without substantial cost or penalty at the option of the Company or the Company Subsidiary within a 90-day period, excluding purchase orders made in the ordinary course of business consistent with past practice and contracts;
               (viii) all contracts or agreements which expressly restrict the ability of the Company or Company Subsidiaries to conduct business of any type or in any location;
               (ix) all material powers of attorney;
               (x) all licenses or agreements required to be listed on Schedule 3.12(c);
               (xi) all bonus, profit-sharing, compensation, stock option, pension, retirement, deferred compensation, accrued vacation pay, group insurance, welfare agreements or other plans, agreements, trusts or arrangements for the benefit of employees;
               (xii) all partnership or joint venture agreements;
               (xiii) all agreements, arrangements or understandings with any Affiliate of the Company or any Company Subsidiary; and
               (xiv) all material agreements, contracts or commitments for any charitable or political contribution.
          (b) True, correct and complete copies of the agreements set forth on Schedule 3.11(a) have been made available for inspection by Parent prior to the date of this Agreement. All Contracts set forth on Schedule 3.11(a) are in full force and effect. Neither the Company nor any Company Subsidiary, as applicable, is in default in any material respect, has done any act or failed to do any required act which constitutes a default in any material respect, has received written notice of such a default, or has received written notice of an event or occurrence of which with the giving of notice or the lapse of time could constitute a default in any material respect under any covenant or condition under any Contract set forth on or required to be set forth on Schedule 3.11(a), and, to the Knowledge of the Company, no other party to any such Contract is in default in any material respect thereunder.
     3.12. Intellectual Property.
          (a) As used herein, the term “Intellectual Property” shall mean all worldwide intellectual property rights, including, without limitation, all rights arising under patents, trademarks, service marks, trade dress, trade names, Internet domain names, copyrights, and all registrations and applications for any of the foregoing, know-how, trade secrets, computer software programs and development tools, proprietary information, technologies, and processes, and all documentation and media describing or relating to any of the foregoing.
          (b) Schedule 3.12(b) contains a complete list of all United States and foreign trademarks, service marks and trade names (whether registered or not) and registrations and applications for registration thereof, patents and patent applications, domain name registrations, and registered and material unregistered copyrights, including without limitation computer software or sui generis databases, owned by or used by the Company or any Company Subsidiary that are material to the Business, other than off-the-shelf commercial software licensed to the Company or any Company Subsidiary for less than $5,000.
          (c) There are no material licenses, sublicenses, consents and other agreements (whether written or otherwise) (i) pertaining to any Intellectual Property (other than standard, commercially available off-the-shelf software) used or held for use by the Company or any Company Subsidiary, or (ii) by which the Company or any Company Subsidiary licenses or otherwise authorizes a third party to use Intellectual Property.
          (d) All of the patents, patent applications, trademark and service mark registrations and applications, copyright registrations and applications for copyright registration, and domain name registrations owned by the Company or any Company Subsidiary are valid and in full force, are held of record in the name of the Company or the applicable Company Subsidiary, and are not the subject of any cancellation or reexamination proceeding or any other proceeding challenging their extent or validity. No opposition, extension of time to oppose, interference, rejection, or refusal to register has been received in connection with any such application. To the Knowledge of the Company, there is no infringement, misuse or misappropriation, actual or claimed, by the Company or any Company Subsidiary of any Intellectual Property owned by others, or by others of any Intellectual Property owned by the Company or any Company Subsidiary. All Intellectual Property used in or necessary for the operation of the Business as currently conducted or proposed to be conducted is either (i) owned by the Company or a Company Subsidiary, free and clear of any title defects or Encumbrances (other than Permitted Liens), and, to the Knowledge of the Company, no third party has claimed rights adverse to the Company or any Company Subsidiary therewith, or (ii) the subject of a license or agreement pursuant to which the Company or Company Subsidiary has been granted the right to make such use thereof. Neither the Company nor any Company Subsidiary, as applicable, is in default under any material agreement pursuant to which such company is licensing Intellectual Property of a third party or granting licenses to its own Intellectual Property.
          (e) The information technology systems owned, licensed, leased, operated on behalf of, or otherwise held for use in the Business by the Company and/or the Company Subsidiaries, including all computer hardware, software, firmware and telecommunications systems used in the Business, perform reliably and in material conformance with the appropriate specifications or documentation for such systems. Except for scheduled or routine maintenance, the information technology systems of the Company and/or any Company Subsidiary are substantially available, in accordance with standard industry practices, for use in the Business and, as applicable, by the customers and clients of the Company and any Company Subsidiary,

24 hours a day, 7 days a week. The Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the archival, back-up, recovery and restoration of the critical business data of the business, including the provision of hot fail-over server capacity in the event of a systems failure or disaster.
     3.13. Litigation. Except as set forth on Schedule 3.13, there are no Legal Proceedings pending or, to the Knowledge of the Company, overtly threatened by or against the Company or any Company Subsidiary or any of the property or rights of the Company or any Company Subsidiary, nor any outstanding judgments, orders, writs, injunctions or decrees of any Governmental Body against the Company or any Company Subsidiary.
     3.14. Environmental Laws.
          (a) the Company and Company Subsidiaries are and have for the applicable statute of limitations been and the Business is and has been for the applicable statute of limitations conducted in compliance in all material respects with all applicable Environmental Laws;
          (b) the Company and Company Subsidiaries possess and are in compliance in all material respects with all Licenses required under Environmental Laws (“Environmental Permits”) for the operation or conduct of the Business;
          (c) no notice, citation, summons, order or request for information has been issued to, no complaint has been filed against, no penalty has been assessed against, no judgment, decree or order is outstanding against and no investigation or review is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiaries by any Governmental Body or any other party with respect to (A) any alleged violation of any Environmental Law, (B) any alleged failure to have or be in compliance with any Environmental Permit or (C) any use, possession, generation, treatment, storage, recycling, transportation or disposal or arrangement for disposal (collectively “Management”) or the Release (as defined below), on-site or off-site, of any hazardous or toxic or polluting substance, material or waste, contaminant, or pollutant, including, without limitation, petroleum products, polychlorinated biphenyls, asbestos containing materials (“ACMs”), medical, infectious or chemotherapeutic wastes and radioactive materials (“Hazardous Substances”);
          (d) no underground storage tanks containing Hazardous Substances used by the Company or any Company Subsidiary, or for which the Company or any Company Subsidiary is responsible, are present at any property operated or leased by the Company or any Company Subsidiary;
          (e) to the Knowledge of the Company, without investigation or inquiry, no portion of any property leased or occupied by the Company or any Company Subsidiary contains ACMs and none of the ACMs require abatement, repair or encapsulation as of the date hereof;
          (f) no Hazardous Substance has been released, spilled, leaked, discharged, disposed of, pumped, emitted, emptied, injected, leached, dumped, or allowed to escape (“Release” or “Released”) by the Company or any Company Subsidiary at, on, about or under any property now or formerly owned, operated or leased by the Company or any Company Subsidiary in connection with the operation of the Business;
          (g) no consent, approval, authorization or filing is required under any applicable Environmental Law, in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; and
          (h) the Company has provided Parent copies of any environmental inspections, asbestos surveys, investigations, studies, audits, tests, reviews or other analyses in the possession of the Company or any Company Subsidiary conducted in connection with the Company, the Company Subsidiaries, the Business and any properties currently or formerly owned, operated or leased by the Company or any Company Subsidiary.
     3.15. Employee Benefit Plans.
          (a) Schedule 3.15(a) is a true and complete list of each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA) and (ii) all other material pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, employment, severance, salary continuation, termination, change-of-control, health, life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated) maintained, contributed to, or required to be contributed to, during any time for which the relevant statute of limitations remains open by the Company or any other employer that is, or at any relevant time was, together with the Company, treated as a “single employer” under Section 414(b), 414(c) or 414(m) of the Code (an “ERISA Affiliate”) or under which the Company or any ERISA Affiliate has any liability for the benefit of their respective employees (collectively, the “Employee Plans”).
          (b) As applicable with respect to each Employee Plan, the Company has delivered to Parent, true and complete copies of (i) each Employee Plan, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description thereof, (ii) all trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recent annual reports (Form 5500 and all schedules thereto) filed with the Internal Revenue Service (“IRS”) or U.S. Department of Labor (“DOL”), (v) the most recent IRS determination letter and each currently pending application to the IRS for a determination letter, (vi) the three most recent summary annual reports, financial statements and trustee reports and (vii) all material records, notices and filings concerning IRS or DOL audits or investigations and “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code (including Forms 5330).
          (c) Each Employee Plan has been operated and administered in all material respects in compliance with the requirements of applicable law, including ERISA and the Code, and its terms, except that in any case in which any Employee Plan is currently required to comply with a provision of ERISA or of the Code, but is not yet required to be amended to reflect such provision, it has been maintained, operated and administered in accordance with such provision.
          (d) A nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) has not occurred with respect to an Employee Plan, except as could not reasonably be expected to subject the Company to any material tax, penalty or liability.
          (e) Neither the Company nor any ERISA Affiliate has ever contributed to or been required to contribute to an Employee Plan that is a “multiemployer plan,” within the meaning of Section 3(37) of ERISA, nor has the Company nor any ERISA Affiliate ever maintained an Employee Plan that is now or at any relevant time was subject to Part 3, Subtitle B of Title I of ERISA.
          (f) Except as set forth Schedule 3.15(f), contributions to, and payments from, any Employee Plan which may have been required in accordance with the terms of such Employee Plan or any related document have been timely made except to the extent such delay could not reasonably be expected to subject the Company or any ERISA Affiliate to any material tax penalty or liability. Except as set forth Schedule 3.15(f), all such contributions to, and payments from, any Employee Plan, except those to be made from a trust, qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required, are properly accrued and reflected on the most recent financial statements set forth on Schedule 3.6(a).
          (g) The Company and each ERISA Affiliate have complied with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Employee Plan that is, or was during any taxable year of the Company or any ERISA Affiliate for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.
          (h) All of the Employee Plans which are pension benefit plans have received determination letters from the IRS to the effect that such plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, as amended; and no determination letter with respect to any Employee Plan has been revoked nor has the Company or any ERISA Affiliate received notice of threatened revocation, nor has any Employee Plan been amended, or failed to be amended, since the date of its most recent determination letter in any respect that could adversely affect its qualification.
          (i) There are no pending investigations by any Governmental Body involving the Employee Plans, no termination proceedings involving the Employee Plans, and no threatened or pending claims (except for claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings against any Employee Plan or asserting any rights or claims to benefits under any Employee Plan which could give rise to any material liability, nor, to the best of the Company’s Knowledge, are there any facts which could give rise to any material liability in the event of any such investigation, claim, suit or proceeding. There are no materials filings or applications to any Governmental Body which are currently outstanding or being prepared by the Company or any Employee Plan with respect to the Employee Plans, including, but not limited to filings under the Employee Plans Compliance Resolution System (as set forth in Rev. Proc. 2006-27, and any successor thereto) or the Voluntary Fiduciary Correction or Delinquent Filer Voluntary Compliance programs of the DOL.
          (j) No payment which is or may be made by from or with respect to any Employee Plan, to any employee, former employee, director or agent of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, will or could properly be characterized as an excess parachute payment under Section 280G of the Code.
          (k) The Company and each ERISA Affiliate have properly classified for all purposes (including, without limitation, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all employees, leased employees, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to the Company and each ERISA Affiliate, except as could not reasonably be expected to subject the Company to any material tax, penalty or liability. To the Knowledge of the Company, no employee of the Company or any ERISA Affiliate is bound by any contract or commitment that restricts him or her from engaging in any activity competitive with the Company’s business or competing with any person or entity other than as contained in his or her employment agreement or non-competition agreement with the Company or an ERISA Affiliate.
          (l) To the extent that any Employee Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Employee Plan has been operated in good faith compliance with Section 409A of the Code.
          (m) No awards (and no agreement or promise by the Company to make awards) under any Employee Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity (“Equity Plans”) have been backdated awards or awards granted with an effective grant date that is other than the date on which the committee or other administrator of such Equity Plans having authority thereunder to make such awards, (i) has taken all necessary corporate action to complete such awards (unless such committee or other administrator has specified a future grant date on the date it so acts and such action has been (or will be) completed prior to such future grant date), and (ii) has timely communicated all of the terms of the awards to the recipients in accordance with the Company’s customary human resource practices and applicable accounting standards. In addition, no awards made under the Equity Plans have been (or will be) altered in manner that would result in or have the effect of failing to comply with the foregoing sentence.
     3.16. Compensation. Set forth on Schedule 3.16 hereto is (a) a list of all agreements, plans or arrangements by which the Company or any Company Subsidiary is bound with regard to employment, consulting services, compensation, bonus, incentive, stock option, stock purchase, severance pay, retention bonuses, success fees or other benefits or perquisites, other than (i) any consulting agreements that either (A) require future payments by the Company or any Company Subsidiary of less than $25,000 or (B) have a remaining term of less than one year and can be terminated by the Company or any Company Subsidiary on less than sixty-one days prior notice, (ii) any agreements, plans or arrangements listed in Schedule 3.15(a) hereto or (iii)

any oral “at will” employment arrangements, (b) a list of all payments to directors, officers, employees or consultants contingent on the consummation of the transactions contemplated by this Agreement and (c) a list as of the date hereof of all employees of the Company and each Company Subsidiary entitled to receive a base salary at an annual rate in excess of $100,000 and their respective positions and annual base salaries.
     3.17. Taxes.
          (a) (i) the Company and each Company Subsidiary has timely filed with the appropriate federal, state, local, and foreign governmental entity or other authority (individually or collectively, “Taxing Authority”) all Tax Returns that it was required to file and has timely paid in full all Taxes that it was required to pay; (ii) all Tax Returns are true, correct and complete in all material respects; and (iii) there are no liens for Taxes upon the Company or any Company Subsidiary or its assets, except liens for current Taxes not yet due and payable. Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes.
          (b) Except as set forth on Schedule 3.17(b), there is no action, suit, proceeding, investigation, audit, claim, assessment or judgment now pending against the Company or any Company Subsidiary in respect of any Tax, and no (i) notification of an intention to examine, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax has been received from any Taxing Authority. No Taxing Authority with which the Company or any Company Subsidiary does not file Tax Returns has claimed that the Company or any Company Subsidiary is or may be subject to taxation by that Taxing Authority. The Company has delivered to the Parent correct and complete copies of all federal and state income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2002.
          (c) There is no agreement or arrangement with any person or entity pursuant to which the Company or any Company Subsidiary would have an obligation with respect to Taxes of another person or entity following the Closing. Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for Taxes of any person or entity (other than Company or any of Company Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee, or successor, by contract or otherwise.
          (d) The Company and each Company Subsidiary has withheld and paid all Taxes that it was required to withhold and pay, and has timely filed all information returns or reports, including Forms 1099 and W-2, that are required to be filed and has accurately reported all information required to be included on such returns or reports.
          (e) Neither the Company nor any Company Subsidiary has ever (a) been the subject of a Tax ruling that would have continuing effect after the Closing, (b) been the subject of a closing agreement with any Taxing Authority that would have continuing effect after the

Closing, or (c) granted a power of attorney with respect to any Tax matters that would have continuing effect after the Closing.
          (f) Neither the Company nor any Company Subsidiary (i) has ever agreed to or is required to make any adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Tax law) or to change any accounting method; (ii) has no knowledge that any Taxing Authority has proposed any such adjustment or change in accounting method with respect to the Company; or (iii) has any application pending with any Taxing Authority requesting permission for a change in accounting method.
          (g) The Company and each Company Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Company nor any Company Subsidiary has not invested in any entity or entered into any arrangement that is a “tax shelter” within the meaning of Section 6662(d)(2)(C) of the Code or that has been described in any list or announcement published pursuant to Section 6662(d)(2)(D) of the Code.
          (h) The unpaid Taxes of Company and Company Subsidiaries did not exceed, as of June 30, 2007, the reserve for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Interim Balance Sheet (rather than any notes thereto).
          (i) Neither Company or any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.
          (j) Neither Company nor any Company Subsidiary has distributed stock of another entity, or has had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
     3.18. Insurance. Schedule 3.18 contains a true, correct and complete list of all insurance policies or binders of insurance or programs of self-insurance maintained by or on behalf of the Company or any Company Subsidiary in effect for policy periods beginning on or after January 1, 2004, indicating for each policy the carrier, the type of insurance coverage, the amounts of coverage, deductible, premium rate, cash value if any, whether such policy is on an “occurrence” or “claims made” basis, expiration date and whether the program was retrospectively rated. All such policies are in full force and effect. True and complete copies of all such insurance policies and binders have been made available for inspection by Parent prior to the date of this Agreement. The coverage under each such policy and binder is in full force and effect, and no written notice of cancellation or non-renewal has been received by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary, as

the case may be, is in material default under any of such policies. There has not been any failure by the Company or any Company Subsidiary to give any notice (including notice of facts or circumstances which may give rise to a material claim under the policies) or present any claim under any such policy in a timely fashion or in the manner or detail required by the policy. Except as set forth on Schedule 3.18, there are no outstanding unpaid premiums under such policies that are due and payable as of the date hereof, other than accounts payable in the ordinary course of business. No disallowance of any material claim under any such policy has been received by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has been refused any insurance, nor has any of their coverage been limited by any insurance carrier to which any of them has applied for insurance or with which any of them has carried insurance during the last five years, except for limitation generally applicable to companies carrying on similar businesses or occupying similar real properties in the geographic area where the Company’s properties are located. Except as disclosed on Schedule 3.18, neither the Company nor any Company Subsidiary is now, or has entered into any agreement pursuant to which it will be, obligated to pay any retrospectively rated premiums, deductible amounts or self-insured retentions in connection with any insurance policies. The Balance Sheet reflects adequate reserves for deductible amounts, self-insured retentions and incurred but not reported claims in accordance with GAAP as of the Balance Sheet Date.
     3.19. Labor Relations and Employment.
          (a) At the present time and during the past three years, (i) no unfair labor practice complaint or charge against the Company or any Company Subsidiary has been brought before, or, to the Knowledge of the Company, threatened by, the National Labor Relations Board or any other Governmental Body in any jurisdiction; (ii) there has not occurred or, to the Knowledge of the Company, been threatened any labor strike, dispute, picketing, slowdown, stoppage, or other similar labor activity against or involving the Company or any Company Subsidiary; (iii) neither the Company nor any Company Subsidiary is or has been party to any collective bargaining agreement and there are no labor unions or other organizations representing, purporting to represent, or attempting to represent any employee; (iv) neither the Company nor any Company Subsidiary is or has been a party to, or affected by or threatened with, any union organizing or election activity or any dispute or controversy with a union involving its employees; and (v) neither the Company nor any Company Subsidiary has experienced any material labor difficulty.
          (b) Neither the Company nor any Company Subsidiary has effectuated a “plant closing” or “mass layoff” under the Worker Adjustment Retraining Notification Act (“WARN Act”) nor in the past 90 days has the Company or any Company Subsidiary effectuated any plant closings or layoffs, which constitute an “employment loss” within the meaning of the WARN Act or any state or local law similar to the WARN Act.
     3.20. Medicare Participation/Accreditation.
          (a) Except as set forth in Schedule 3.20(a), the Company and each Company Subsidiary is qualified for participation in the Medicare, CHAMPUS and TRICARE programs, and either the state Medicaid programs or the Pennsylvania Medical Assistance Program, has current and valid provider contracts with each such program, and are and have been in compliance in all material respects with the conditions of participation in such programs with respect to each participating location. Set forth on Schedule 3.20(a) are all of the Company’s and the Company Subsidiaries’ provider numbers and a list of the facilities, clinics and locations owned, operated or managed by the Company or any Company Subsidiary (each, a “Facility”) that are billing for services utilizing such provider numbers and the type of designation of such Facility or service billed. Neither the Company nor any Company Subsidiary has received any notice from any of the Pennsylvania Medical Assistance Program, Medicare, Medicaid, CHAMPUS or TRICARE programs of any pending or threatened investigation or survey under the Pennsylvania Medical Assistance Program, Medicare, Medicaid, CHAMPUS or TRICARE programs (other than routine surveys in the ordinary course of business), and neither the Company nor any Company Subsidiary has reason to believe that any such investigation or survey is pending or threatened.
          (b) Neither the Company nor any Company Subsidiary has received notice of any pending or threatened investigation or inquiry (other than routine surveys and audits that have not resulted in an investigation or inquiry) from any Governmental Body, fiscal intermediary, carrier or similar Entity that enforces or administers the statutory or regulatory provisions in respect of any governmental health care program. There are no outstanding judgments, orders, writs, injunctions or decrees of any Governmental Body in respect of any governmental health care program against the Company or any Company Subsidiary (whether or not covered by insurance).
     3.21. Cost Reports and Other Filings.
          (a) (i) Each cost report and other required claims and governmental filings (“Filings”) with respect to Medicare and each state Medicaid program in which the Company and each Company Subsidiary participate required to be filed by or on behalf of the Company or any Company Subsidiary on or prior to the Closing Date has been timely prepared and filed in accordance with applicable Legal Requirements and all amounts shown on such cost reports as owed by the Company or such Company Subsidiary have been paid timely and (ii) all of such Filings were, when filed or as they have been subsequently amended, true and complete in all material respects. The Company has made available for inspection by Parent prior to the date of this Agreement each such Filing made after January 1, 2004.
          (b) Schedule 3.21 lists the Medicare and Medicaid cost reports duly filed by the Company and each Company Subsidiary covering all open cost reporting periods prior to the Closing Date and which of such cost reports has been (i) audited but not fully settled and (ii) neither audited nor settled, and a brief description of any and all notices of program reimbursement, proposed or pending audit adjustments, disallowances, appeals of disallowances, and any and all other unresolved claims or disputes in respect of such cost reports. Neither the Company nor any Company Subsidiary has received notice, or has knowledge of the existence, of any pending dispute between the Company and/or any Company Subsidiary and governmental authorities or the Medicare fiscal intermediary regarding such cost reports for the remaining unaudited cost reports. Neither the Company nor any Company Subsidiary has received written notice of, and the Company does not have Knowledge of the existence of, any claims against the Company or any Company Subsidiary by any third-party payors other than routine Medicare and Medicaid audit adjustments, which adjustments have not been and would not reasonably be expected to be material. Neither the Company nor any Company Subsidiary has received any written notice that Medicare or Medicaid has any claims against it which could result in offsets against future reimbursement in excess of that provided for in the Balance Sheet. The Financial Statements reflect adequate reserves for all open and unsettled cost reporting periods in accordance with GAAP.
          (c) All home office cost reports filed by the Company and each Company Subsidiary are true and correct and the costs contained in such reports are appropriately included therein and have been properly allocated among the Company and each Company Subsidiary and businesses in accordance with Medicare and Medicaid rules and regulations.
     3.22. Exclusion.
          (a) Neither the Company nor any Company Subsidiary nor, any Affiliate, any Person who has a direct or indirect ownership interest (as those terms are defined in 42 C.F.R. §1001.1001(a)(2)) of 5% or more in the Company or any Company Subsidiary or who has an ownership or control interest (as defined in Section 1124(a)(3) of the Social Security Act or any regulations promulgated thereunder) in the Company or any Company Subsidiary or any officer, director or employee of the Company or any Company Subsidiary: (a) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act or any regulations promulgated thereunder; (b) has been excluded from participation under any federal health care program; or (c) has been convicted (as that term is defined in 42 C.F.R. §1001.2) of any of the categories of offenses as described in the Social Security Act Section 1128(a) and (b)(1), (2), (3) or any regulations promulgated thereunder.
          (b) No Legal Proceeding is pending or, to the Knowledge of the Company, threatened to suspend, limit, terminate or revoke the status of the Company or any Company Subsidiary as a provider in any federal health care program. Neither the Company nor any Company Subsidiary has received any notice from any third-party payor of its intentions to suspend, limit, terminate, revoke or fail to renew any contractual arrangement with the Company or any Company Subsidiary.
     3.23. Billing. The Company has designed its internal policies and procedures to ensure that all billing by, or on behalf of, the Company or any Company Subsidiary to third-party payors, including, but not limited to, Medicare, Medicaid and private insurance companies is, true, correct and complete in all material respects. Neither the Company nor any Company Subsidiary has received any notice from any third-party payor, including but not limited to, Medicare or Medicaid, that indicates that Parent could not continue to bill in substantially the same manner and structure as the Company or any Company Subsidiary is billing on the date hereof. Except routine denials of individual claims in the ordinary course of business, the Company and each Company Subsidiary are in compliance with, and have met the billing requirements of, third-party payors, including, but not limited to Medicare, Medicaid and private insurance companies, regarding (a) physician certification or recertification of outpatient therapy plans of care for patients receiving care in each Facility; (b) the proper use of group therapy, concurrent therapy, and individual therapy codes for rehabilitation services furnished to patients in each Facility; (c) compliance with coding rules applicable to outpatient therapy services including, but not limited to, rules for timed therapy services; and (d) the proper use of licensed personnel to furnish therapy services to each Facility.
     3.24. Reimbursement Matters. For the previous three years, (a) neither the Company nor any Company Subsidiary has received any written notice of denial of payment or overpayment of a material nature from a federal health care program or any other third party reimbursement source (inclusive of managed care organizations) with respect to items or services provided by the Company and/or any Company Subsidiary, (b) to the Knowledge of the Company, there is no basis for the assertion after the Closing of any such denial or overpayment claim and (c) neither the Company nor any Company Subsidiary has received written notice from a federal health care program or any other third party reimbursement source (inclusive of managed care organizations) of any pending or threatened Legal Proceedings or surveys specifically with respect to, or arising out of, items or services provided by the Company or any Company Subsidiary, and to the Knowledge of the Company, no such investigation or survey is pending, threatened or imminent. Neither the Company nor any Company Subsidiary is subject to (i) a Focused Review of claims by Medicare or (ii) a “Corporate Integrity Agreement,” “Certification of Compliance Agreement,” “Settlement Agreement with Integrity Provisions” or similar government-mandated compliance program.
     3.25. No Criminal Proceedings. There are no pending Legal Proceedings (other than unknown investigations) against the Company or any Company Subsidiary or, their agents, officers or employees with respect to their employment with the Company or any Company Subsidiary, which involve allegations of criminal violations of any Legal Requirements by the Company or any Company Subsidiary or their agents, officers or employees acting on behalf of the Company or any Company Subsidiary, including without limitation, Medicare or Medicaid.
     3.26. Licenses.
          (a) Schedule 3.26(a) contains a complete and accurate list of each material License that is owned, held or possessed by the Company or any Company Subsidiary. Each License listed or required to be listed on Schedule 3.26(a) is valid and in full force and effect. Except as set forth on Schedule 3.26(a):
               (i) the Company and each Company Subsidiary is, and at all times since January 1, 2001 has been, in compliance in all material respects with the terms and requirements of each License identified or required to be identified on Schedule 3.26(a);
               (ii) the Company and each Company Subsidiary has, and at all times since January 1, 2001 has had, all Licenses necessary to conduct its Business.
               (iii) to the Knowledge of the Company, no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any License listed or required to be listed on Schedule 3.26(a) or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or nonrenewal of, or any modification to, any License listed or required to be listed on Schedule 3.26(a);

               (iv) neither the Company nor any Company Subsidiary has received, at any time since January 1, 2004, any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential material violation of or material failure by the Company or any Company Subsidiary to comply with any term or requirement of any License or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or modification to, any License;
               (v) all applications required to have been filed for the renewal of the Licenses listed or required to be listed on Schedule 3.26(a) have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Licenses have been duly made on a timely basis with the appropriate Governmental Bodies; and
               (vi) to the Knowledge of the Company, there is no reason why any Licenses listed or required to be listed on Schedule 3.26(a) and issued to the Company or one or more of the Company Subsidiaries will not be reissued or transferred in the ordinary course if required as a result of the execution and consummation of this Agreement.
The Licenses listed in Schedule 3.26(a) collectively constitute all of the material Licenses necessary to permit the Company and the Company Subsidiaries to lawfully conduct and operate the Business (including, without limitation, the operation of each of the Facilities) in substantially the manner they currently conduct and operate the Business and to permit the Company and each Company Subsidiary to own and use their assets in substantially the manner in which they currently own and use such assets.
          (b) Except as set forth in Schedule 3.26(b), each facility located in Florida:
               (i) is currently, and at all times has been, registered or licensed as required by Florida law, or holds, and has held at all times, a valid certificate of exemption from such registration or license;
               (ii) has continuously employed or contracted with a physician to serve as medical director if required by Florida law;
               (iii) is currently, and at all times has been, lawfully authorized to charge or submit claims for reimbursement or services provided to its patients; and
               (iv) is not under investigation for failure to obtain a registration or license to operate under Florida law.
          (c) To the Knowledge of the Company, each License held by any administrator, medical director, physical or occupational therapist, physical or occupational assistant and aide or other material medical professional employee or medical contracted agent (each a “Professional Employee”) of the Company or any Company Subsidiary and necessary for that Professional Employee to carry out his/her duties for the Company or any Company Subsidiary is valid and in full force and effect. Except as set forth on Schedule 3.26(b):

               (i) to the Knowledge of the Company, each Professional Employee is, and at all times since January 1, 2004 has been, in compliance in all material respects with all of the terms and requirements of each such License;
               (ii) to the Knowledge of the Company, each Professional Employee has, and at all times since January 1, 2004 has had, all necessary licenses required to perform services.
               (iii) to the Knowledge of the Company, no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a material failure to comply with any term or requirement of any such License or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or non-renewal of, or any modification to, any such License;
               (iv) to the Knowledge of the Company, no Professional Employee has received, at any time since January 1, 2004, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential material violation of or material failure to comply with any term or requirement of any License or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or modification to, any License; and
               (v) to the Knowledge of the Company, all applications required to have been filed for the renewal of such Licenses have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Licenses in order for the Professional Employee to perform his or her duties for the Company or any Company Subsidiary have been duly made on a timely basis with the appropriate Governmental Bodies.
     3.27. Compliance with Laws.
          (a) Except as set forth in Schedule 3.27(a), the Company and each of the Company Subsidiaries is, and for the applicable statute of limitations has been, in compliance in all material respects with all Legal Requirements that are or were applicable to it or to the conduct or operation of its business or the ownership, lease or use of any of its assets.
          (b) Neither the Company nor any Company Subsidiary has received, at any time since January 1, 2004, any written notice or, to Knowledge of the Company , other communication from any Governmental Body or any other Person regarding (i) any actual or alleged violation of, or failure to comply in any material respect with, any Legal Requirement, or (ii) any actual or alleged obligation on the part of the Company or any Company Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.
          (c) Without limitation of the other provisions of this Section 3.27:
               (i) neither the Company nor any Company Subsidiary has submitted any claim in connection with any referral to any Facility in violation of any applicable self-

referral law, including, without limitation, the Ethics in Patient Referrals Act, 42 U.S.C. §1395nn (the “Stark Act”), or any applicable state self-referral law;
               (ii) neither the Company nor any Company Subsidiary has submitted any claim for payment to any payor source, either governmental or nongovernmental, in violation of any false claim or fraud law, including, without limitation, the False Claims Act, 31 U.S.C. §3729, or any other applicable federal or state false claim or fraud law;
               (iii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any Person providing professional or other services to the Company or a Company Subsidiary is presently, or has, engaged in any activities which are cause for criminal or civil penalties and/or mandatory or permissive exclusion from any Health Care Program (as hereinafter defined), including, without limitation, (A) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (B) knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment; (C) presenting or causing to be presented a claim for reimbursement under any Health Care Program that is: (1) for an item or service the claimant knows or should know was not provided as claimed; (2) for an item or service the claimant knows or should know is false or fraudulent; or (3) for an item or service the claimant knows or should know is not medically necessary; (D) any failure by a claimant to disclose knowledge of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with the intent to fraudulently secure such benefit or payment; (E) knowingly or willfully soliciting or receiving any bribe, rebate, payoff, influence payment, kickback or other payment of any nature in violation of any Legal Requirement with respect to any Health Care Program; or (F) knowingly and willfully making or causing to be made or inducing or seeking to induce the making of any false statement or representation (or omitting to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading) or a material fact with respect to (1) the conditions or operations of a Facility in order that such Facility may obtain certification, accreditation or similar approval under any Federal Health Care Program (as defined at 42 U.S.C. §1320a-7b(f)) or any health care program operated by or financed in whole or in part by any state or other government jurisdiction in which the Company or any Company Subsidiary is authorized to do business (each a “State Health Care Program” and together with the Federal Health Care Programs, the “Health Care Programs”), or (2) information required to be provided under §1124A of the Social Security Act (42 U.S.C. §1320a-3); and
               (iv) neither the Company, nor any Company Subsidiary nor, to the Knowledge of the Company, any officer, director, employee or contracted agent (for or on behalf of the Company or any Company Subsidiary) of the Company or any Company Subsidiary, has, directly or indirectly, (A) offered, paid, solicited or received any remuneration, in cash or in kind, to, or made any financial arrangements with, any past or present customers, past or present suppliers, contractors or third party payors of the Company or any Company Subsidiary, in order to obtain business or payments from such Persons in violation of any Legal Requirement; (B) solicited, received, given or agreed to give, or is aware that there has been made or that there is any agreement to make, any gift or gratuitous Payment (as hereinafter defined) of any kind, nature or description to any customer or potential customer, supplier or potential supplier, contractor, third party payor or any other Person in violation of any Legal Requirement; (C) made or agreed to make, or is aware that there has been made or that there is any agreement to make, any contribution, payment, gift or other distribution, whether in money, property or services (a “Payment”) to, or for the private use of, any governmental official, employee or agent where the Payment was in violation of any Legal Requirement; (D) established or maintained any unrecorded fund or asset for any purpose or made any false or artificial entries on any of the books or records of the Company or any Company Subsidiary for any reason; (E) made, or agreed to make, or is aware that there has been made or that there is any agreement to make, any Payment to any Person with the intention or understanding that any part of such Payment would be used for any purpose other than that described in the documents supporting such Payment; or (F) solicited, received, paid or offered any illegal remuneration for any referral to any Facility or other prohibited conduct in violation of any Legal Requirement, including without limitation, the Federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b(b), or any applicable state anti-kickback law.
     3.28. Visit and Payor Mix Reports. The Company has delivered to Parent true and complete reports detailing the visit and payor mix for its Facilities for each quarter from January 1, 2005 to June 30, 2007.
     3.29. Transactions With Affiliates. Except as set forth in Schedule 3.29, since December 31, 2004, no director, officer, employee or greater than five percent (5%) stockholder of the Company or member of the family or Affiliate (other than a Company Subsidiary or a portfolio company of such Person) of any such Person is a party to any transaction with the Company or any Company Subsidiary, including any Contract providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such Person or firm, other than employment-at-will arrangements in the ordinary course of business.
     3.30. Bank Accounts. Schedule 3.30 sets forth a list of all bank and securities accounts and lockboxes maintained by the Company or any Company Subsidiary, a list of persons authorized to sign on behalf of the Company and each Company Subsidiary with respect to each such account and a list of persons with authorized access to each such lockbox.
     3.31. Brokers or Finders. Except as set forth in Schedule 3.31, no broker, finder or investment banker is entitled to any fee or commission from the Company or any Company Subsidiary for services rendered on behalf of the Company or any Company Subsidiary in connection with the Agreement or the transactions contemplated hereby.
     3.32. Information Statement. The information included or incorporated by reference in the information statement to be sent to the Stockholders in connection with the Stockholders’ Meeting (as it may be amended or supplemented, the “Information Statement”) shall not, at the date the Information Statement (or any amendment or supplement thereto) is first mailed to the Stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied in writing by Parent, Merger Sub or any of Parent’s or

Merger Sub’s Representatives specifically for inclusion or incorporation by reference in the Information Statement.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES
OF THE GUARANTOR, PARENT AND MERGER SUB
     The Guarantor, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     4.1. Organization of the Guarantor, Parent and Merger Sub. Each of the Guarantor, Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware with requisite corporate power and authority to enter into and perform this Agreement, to own, lease and operate its properties and to carry on its business as now being conducted therein, and is duly qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would not prohibit or materially and adversely restrict or delay the consummation of the transactions contemplated hereby.
     4.2. Authority.
          (a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by each of the Guarantor, Parent and Merger Sub have been duly authorized by requisite corporate action, and no other acts or other proceedings on the part of the Guarantor, Parent and Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed by each of the Guarantor, Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of the Guarantor, Parent and Merger Sub, enforceable against each of the Guarantor, Parent and Merger Sub in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general, or by general principles of equity.
          (b) Neither the execution and delivery by the Guarantor, Parent and Merger Sub of this Agreement nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof by the Guarantor, Parent and Merger Sub will (i) violate or conflict with any provision of the certificate of incorporation or bylaws or other similar organizational and operational documents of the Guarantor, Parent, Merger Sub or any of their Subsidiaries, (ii) violate or conflict with, or result in a breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in or permit the termination of, loss of any material right under or acceleration of the performance required by, or result in the creation or imposition of any Encumbrance upon any of the assets of the Guarantor, Parent, Merger Sub or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, sublease, option, agreement or other instrument or obligation to which the Guarantor, Parent, Merger Sub or any of their Subsidiaries is a party, or by which it or any of its Subsidiaries or any of the assets of the Guarantor, Parent, Merger Sub or any of their Subsidiaries may be bound or affected, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Guarantor, Parent, Merger Sub or any of their Subsidiaries or any of the assets of the Guarantor, Parent, Merger Sub or any of their Subsidiaries except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches or defaults which would not prohibit or restrict or delay the consummation of the transactions contemplated hereby. Except as set forth on Schedule 4.2(b), no consent or approval by, notice to or registration with any Governmental Body, other than the filing of the certificate of merger required by the DGCL, is required on the part of the Guarantor, Parent or Merger Sub prior to the Closing Date in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
     4.3. Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of the Guarantor, Parent or Merger Sub, threatened against the Guarantor, Parent or Merger Sub, nor any outstanding judgments, orders, writs, injunctions or decrees of any Governmental Body against the Guarantor, Parent, Merger Sub or any of their Subsidiaries, which seek to prohibit or materially and adversely restrict or delay the consummation of the transactions contemplated hereby or would adversely affect the ability of the Guarantor, Parent, Merger Sub or any of their Subsidiaries to consummate the transactions contemplated hereby.
ARTICLE V.
CERTAIN COVENANTS OF THE PARTIES
     5.1. Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article VIII or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s Representatives, the employees set forth on Schedule 5.1 and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company (including such access to conduct environmental audits); and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request. Parent and its Representatives will hold any such information in accordance with the terms of the confidentiality agreements dated September 26, 2006 between the Company and Parent (the “Confidentiality Agreement”). Other than the employees listed on Schedule 5.1, Parent and Parent’s Representatives shall not contact any of the Company’s personnel without the prior consent of Brad Roush or Dennis Smith.
     5.2. Conduct of Business. During the Pre-Closing Period, the Company shall conduct its Business, and to cause the Company Subsidiaries to conduct its Business, in the ordinary course consistent with past practice, to preserve their business organizations intact, keep available the services of their officers and employees necessary for the conduct of its Business and maintain satisfactory relationships with suppliers, customers and others having business relationships with it. Without limiting the foregoing, except as set forth on Schedule 5.2, the

Company will not, and will cause the Company Subsidiaries not to, do any of the following without the prior written consent of Parent:
          (a) amend its certificate of incorporation, bylaws or other similar organizational and operational documents;
          (b) redeem or otherwise acquire any shares of its capital stock, equity securities or other equity interests (other than repurchases of shares of Company Stock from Stockholders whose employment with the Company is terminated prior to the Closing pursuant to agreements in existence on the date hereof) or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock, equity securities or other equity interests;
          (c) declare, set aside or pay any dividends or make any other distributions in respect of any of its capital stock or any other equity interests (other than from a Company Subsidiary to another Company Subsidiary or to the Company);
          (d) adopt or amend any Employee Plan or collective bargaining agreement, except as may be, and to the extent, required by law;
          (e) incur any indebtedness for borrowed money or guarantee any liabilities, obligations or indebtedness of any Person (other than the Company or any Company Subsidiary);
          (f) permit, allow or suffer any of its material assets, leases or leased property to be subject to any Encumbrance, other than Permitted Liens;
          (g) cancel any material indebtedness for borrowed money owed to the Company or any Company Subsidiary or waive any other claims or rights of substantial value;
          (h) pay, loan or advance any amount to, or sell, transfer or lease any of its material assets to, or enter into any agreement or arrangement with, any Stockholder or Affiliate (other than with payments, loans, advances, sales, transfers, leases, agreements or arrangements between the Company and any Company Subsidiary or between two or more Company Subsidiaries and other than as contemplated by this Agreement);
          (i) make any material change in any method of accounting or accounting practice or policy other than those required by GAAP;
          (j) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
          (k) acquire or agree to acquire (A) short-term assets outside of the ordinary course of business consistent with past practice and (B) any long-term assets (other than capital expenditures and additions to property, plant or equipment pursuant to Section 5.2(q)) outside the ordinary course of business consistent with past practices and in the aggregate in excess of $50,000;

          (l) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets having an aggregate value in excess of $25,000;
          (m) amend, revise, take any action to renew or take any action to terminate any material contract, lease, sublease, option or other agreement to which the Company or a Company Subsidiary may be a party, which requires annual payments to or from the Company or any Company Subsidiary of more than $25,000;
          (n) enter into or renew any employment, labor or consulting contract, arrangement or commitment, other than those that are terminable at will, without penalty or continuing obligation;
          (o) initiate or settle any litigation to which the Company or a Company Subsidiary is a party that would require payments in excess of $50,000 in the aggregate, excluding payments to the extent they are covered by insurance;
          (p) make or grant pay raises, bonuses, awards or severance to any officer, employee or director, or make any other payments, directly or indirectly, to any officer, employee or director of the Company or any Company Subsidiary, other than annual merit increases in the ordinary course of business consistent with past practice or as required by the terms of any employment, bonus or severance agreement or plan in effect on the date immediately prior to the date hereof;
          (q) make any commitments for capital expenditures for additions to property, plant or equipment where the payments for such commitments to be made after the Closing will be in excess of $25,000 in the aggregate;
          (r) fail to maintain in full force and effect through the Closing, insurance of the type and with such coverage amounts and with insurers rated comparable to those maintained as of the date hereof (the Company shall promptly advise Parent in writing of any change of insurer or type of coverage);
          (s) (i) make, change or revoke any material election in respect of Taxes or take any action or fail to take any action which action or failure to act has or will result in a change to the classification of any Company or Company Subsidiary for U.S. federal income tax purposes, (ii) prepare any Tax Returns in a manner which is not consistent in all material respects with the past practice of the Companies and the Company Subsidiaries with respect to the treatment of items on such Tax Returns, (iii) file any amendment to a Tax Return that will or may increase the Tax liability of such Company or the Company Subsidiaries after the Closing, (iv) incur any liability for Taxes other than in the ordinary course of business, or (v) settle any claim or assessment in respect of Taxes that will increase the Tax liability of the Company or the Company Subsidiaries or will otherwise adversely affect the Parent, Merger Sub, the Company or the Company Subsidiaries;
          (t) open any new clinic or purchase any clinic or close or sell any clinic;
          (u) enter into or renew any real property lease; or

          (v) agree to any of the foregoing.
     5.3. Notification.
          (a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of the Company obtaining Knowledge of:
               (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in or a material breach of any representation or warranty made by the Company in this Agreement;
               (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in or a material breach of any representation or warranty made by the Company in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;
               (iii) any material breach of any covenant or obligation herein of the Company; and
               (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VI or Article VII impossible or unlikely.
          (b) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of Parent obtaining knowledge of:
               (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in or material breach of any representation or warranty made by Parent or Merger Sub in this Agreement;
               (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in or material breach of any representation or warranty made by Parent or Merger Sub in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;
               (iii) any material breach of any covenant or obligation herein of Parent or Merger Sub; and
               (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VI or Article VII impossible or unlikely.

     5.4. No Solicitation.
          (a) The Company will, and will cause each Company Subsidiary to, and its and their respective Representatives to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal, and request the prompt return or destruction of any information previously furnished to such Person. During the Pre-Closing Period, the Company shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which the Company or any Company Subsidiary is a party (other than any involving Parent or Merger Sub). Subject to the foregoing, during the Pre-Closing Period, the Company agrees to enforce, to the fullest extent permitted under any applicable Legal Requirement, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court or other tribunal having jurisdiction.
          (b) Except as permitted in this Section 5.4, the Company shall not, and shall cause the Company Subsidiaries and any of their respective Representatives not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal, or (iii) agree to or endorse any Acquisition Proposal or assist or participate in, facilitate or encourage any Person or group to do or seek any of the foregoing; provided, however, that, at any time prior to obtaining the Requisite Stockholder Approvals, if the Company receives a bona fide written Acquisition Proposal that the board of directors of the Company determines in good faith constitutes or is reasonably expected to lead to a Superior Proposal that did not otherwise result from a breach of the Company’s obligations under this Section 5.4, the Company may furnish, or cause to be furnished, non-public information with respect to the Company and the Company Subsidiaries to the Person who made such proposal (provided that all such information has been provided to Parent prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the board of directors of the Company determines in good faith, after consultation with financial advisors and outside legal counsel, that failure to do so is reasonably likely to result in a breach of its fiduciary duties to the Company’s Stockholders and applicable Legal Requirements, and (B) prior to taking such action, the Company enters into a confidentiality agreement with respect to such proposal that is not materially less restrictive than the Confidentiality Agreement. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.4(b) by any Representative of the Company or any Company Subsidiary, whether or not such Person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be a breach of this Section 5.4(b) by the Company.
          (c) Neither the board of directors of the Company nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub or propose to withdraw or modify in a manner adverse to Parent or Merger Sub (or take any action or make any statement inconsistent with) the recommendation by the board of directors of the

Company or any such committee of the board of directors of the Company of the approval of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing in this clause (i) being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.4(b)). Notwithstanding the foregoing, at any time prior to receipt of the Requisite Stockholder Approvals, the board of directors of the Company may, in response to a Superior Proposal, effect an Adverse Recommendation Change and/or (subject to the terms of Section 8.1(g) hereof) terminate this Agreement and enter into an Acquisition Agreement with respect to such Superior Proposal, provided that the board of directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors that the failure to do so is reasonably likely to result in a breach of its fiduciary duties to the Stockholders of the Company under applicable Legal Requirements, and provided, further, that the Company Board may not effect such an Adverse Recommendation Change or terminate this Agreement and enter into such Acquisition Agreement unless (A) the board of directors of the Company shall have first provided prior written notice to Parent (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change or enter into an Acquisition Agreement in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five Business Day period) and (ii) Parent does not make, within five Business Days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the board of directors of the Company (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal. The Company agrees that, during the five Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement and entering into an Acquisition Agreement in accordance with Section 8.1(g), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.
          (d) In addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 5.4, the Company shall as promptly as possible, and in any event within 24 hours after the Company first obtains Knowledge of the receipt thereof, advise Parent orally and in writing of (i) any Acquisition Proposal or any request for information that the Company reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry the Company reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal, request or inquiry. On a daily basis at mutually reasonably agreeable times, the Company (or its outside counsel) shall (A) advise and confer with Parent (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide Parent with copies of all documents and written communications relating to such Acquisition Proposal exchanged between the Company or any of its Representatives, on the one hand, and the party making an Acquisition Proposal or any of its Representatives, on the other hand.
     5.5. Other Information and Events. During the Pre-Closing Period, the Company shall furnish to Parent:
          (a) as soon as possible and in any event within five (5) Business Days after the Company or a Company Subsidiary receives notice from any party to any Contract that the Company or a Company Subsidiary is in default thereunder, a copy of such notice; and
          (b) promptly after the commencement thereof, notice in writing of all Legal Proceedings by or before any court or Governmental Body, against or affecting the Company or a Company Subsidiary or any of its properties or assets.
     5.6. Tax Return Filing. The Company shall cause to be prepared and timely filed all Tax Returns required to be filed by the Company and each Company Subsidiary on or prior to the Closing Date (the “Company Pre-Closing Returns”). The Company Pre-Closing Returns shall be prepared, where relevant, in a manner consistent with the Company’s past practices except as otherwise required by applicable law. The Company shall allow Parent the opportunity to review and comment on the Company Pre-Closing Returns to be filed after the date hereof for a reasonable period prior to the intended filing date, provided that nothing hereunder shall limit the Company’s right to cause such Tax Returns to be filed on a timely basis. The Company shall cause to be timely paid and shall be responsible for all Taxes due on or prior to the Closing Date with respect to Company Pre-Closing Returns.
     5.7. Regulatory Approvals. The Company and Parent shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement (but in any event within three (3) Business Days of the date of this Agreement), all notices, reports and other documents required to be filed with any Governmental Body with respect to the Agreement the other transactions contemplated hereby, and to submit promptly any additional information requested by any such Governmental Body. The Company and Parent shall respond as promptly as practicable to (a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (b) any inquiries or requests for information received from any state attorney general or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (i) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Agreement or any of the other transactions contemplated hereby, (ii) keep the other party informed as to the status of any such Legal Proceeding and (iii) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Agreement. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to any federal or state antitrust or fair trade law.

     5.8. Public Announcements. During the Pre-Closing Period, neither the Company nor Parent shall (and neither shall permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the other transactions contemplated by this Agreement, without the other parties’ prior written consent, except on Form 8-K under the Securities Exchange Act of 1934, as amended, disclosures made in accordance with the rules of the Securities and Exchange Commission in connection with any offering of securities made by any Affiliate of Parent or as such release or statement may otherwise be required by law or the rules or regulations of any United States or foreign securities exchange. Notwithstanding the foregoing, promptly following the execution of this Agreement, Parent may issue a press release regarding this Agreement or the transactions contemplated hereby so long as the form and substance of such press release is reasonably acceptable to the Company.
     5.9. Satisfaction of Conditions. Prior to the Closing, (a) the Company shall use its commercially reasonable efforts to cause the conditions set forth in Article VI to be satisfied on a timely basis (including without limitation to cure any material inaccuracy in any representation or warranty that would exist as of the Closing Date), and (b) Guarantor, Parent and Merger Sub shall use their commercially reasonable efforts to cause the conditions set forth in Article VII to be satisfied on a timely basis (including without limitation to cure any material inaccuracy in any representation or warranty that would exist as of the Closing Date). Notwithstanding anything to the contrary herein, neither Parent nor the Company, nor any of their respective Affiliates, shall be required as a result of this Agreement, to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction or to take or commit to take any action that could reasonably be expected to limit (x) the freedom of action of Parent or the Company or their respective Subsidiaries or Affiliates with respect to the operation of, or Parent’s or its Subsidiaries’ or Affiliates’ ability to retain, the Company, the Company Subsidiaries or any of their respective businesses or assets or (y) the ability to retain, own or operate any portion of the business of Parent, the Company or their respective Subsidiaries and Affiliates or alter or restrict in any way the business or commercial practices of Parent or the Company or either of their respective Subsidiaries or Affiliates.
     5.10. No Other Representations or Warranties.
          (a) Each of the Guarantor, Parent and Merger Sub agree that, except for the representations and warranties made by the Company that are expressly set forth in this Agreement or in any Exhibits, Schedules and documents delivered pursuant to this Agreement, neither the Company nor any Company Subsidiary has made and shall not be deemed to have made to any of the Guarantor, Parent, Merger Sub or their Affiliates or Representatives any representation or warranty of any kind.
          (b) The Company acknowledges and agrees that, except for the representations and warranties made by Parent or Merger Sub as set forth in this Agreement, neither Parent nor Merger Sub makes or has made to the Company, any Company Subsidiary, any Stockholder or any of their respective Affiliates or Representatives any representation or warranty of any kind.

     5.11. FIRPTA Matters. At the Closing, the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897-2 of the United States Treasury Regulations.
     5.12. Indebtedness and Transaction Expenses. Three (3) days prior to the Closing, the Company shall provide Parent with (a) a certificate signed by a duly authorized officer of the Company setting forth the amount necessary to repay in full all Indebtedness of the Company as of the Closing Date and a good faith estimate of all unpaid Transaction Fees and Expenses, and (b) a copy of “payoff” letters from the lenders in connection with the Indebtedness reasonably acceptable to Parent confirming that all Encumbrances relating to such Indebtedness will be removed by the lenders effective upon payment to the lenders of the amounts set forth in the payoff letters. At the Closing, Parent will pay, or cause the Surviving Corporation to pay, all unpaid Transaction Fees and Expenses of the Company as set forth in the certificate delivered pursuant to this Section 5.12. At or prior to the Closing, the Company will cause the guarantee of the Company described on Schedule 3.6(b) to be released.
     5.13. Cooperation Regarding Licenses. Each party shall use all reasonable efforts to assist and cooperate with the other party, including by providing all relevant information, in order to make all necessary filings with all appropriate Governmental Bodies (i) to obtain any approvals or consents from Governmental Bodies that Parent deems necessary or appropriate for the consummation of the transactions contemplated by this Agreement and (ii) to cause all Licenses that Parent deems necessary or appropriate to conduct and operate the Business following the Closing in substantially the same manner as the Company and the Company Subsidiaries currently conduct and operate the Business to be received, reissued, transferred or to remain in effect, as applicable.
     5.14. Stockholders’ Meeting. The Company shall as promptly as reasonably practicable after the date hereof (and in no event later than 35 days after mailing the Information Statement to the Stockholders), in accordance with applicable Legal Requirements and the Company Charter Documents, duly call, give notice of, convene and hold a special meeting of Stockholders solely for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby, including the Merger, and obtaining the Requisite Stockholder Approvals (the “Stockholders’ Meeting”). In connection with the Stockholders’ Meeting, the Company shall (a) subject to Section 5.4(c), include in the Information Statement the recommendation of the board of directors of the Company that the Stockholders approve the Merger and adopt this Agreement and the Stockholder Voting Agreement (the “Company Recommendation”) and (b) use its reasonable best efforts to obtain the Requisite Stockholder Approvals. Subject to the right of the Company to terminate this Agreement in accordance with Section 8.1(g), the Company’s obligations pursuant to this Section 5.14 shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company, the board of directors of the Company or any of their advisors of any Acquisition Proposal, or (ii) an Adverse Recommendation Change.
     5.15. Information Statement. As promptly as reasonably practicable after the date hereof, but no later than the fifth Business Day after the date of this Agreement, the Company shall prepare and mail to its stockholders entitled to vote on the Merger and the adoption of this Agreement the Information Statement. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Information Statement and the Company shall give Parent and its counsel a reasonable opportunity to review, comment on and approve the Information Statement, including all amendments and supplements thereto, prior to such documents being mailed or disseminated to holders of shares of Company Stock, and the Company hereby agrees not to mail such Information Statement over Parent’s reasonable objection. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Information Statement so that the Information Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by any Legal Requirement, an appropriate amendment or supplement describing such information shall be promptly disseminated by the Company to the Stockholders.
     5.16. Payment of Appraisal Underpayment Amount. Parent shall promptly notify Stockholders’ Agent of any final judgment or settlement of any Legal Proceeding initiated by a Stockholder or Stockholders pursuant to Section 262 of the DGCL, and of the amount of any Damages paid by Parent or the Company in connection with any such Legal Proceeding (including any costs or expenses incurred by Parent or the Company in connection with such Legal Proceeding). Within ten days of such notice, Parent shall pay to the Stockholders’ Agent for distribution to the Merger Stockholders any Appraisal Underpayment Amount resulting from the final judgment or settlement of any such Legal Proceeding.
ARTICLE VI.
CONDITIONS PRECEDENT TO OBLIGATIONS
OF PARENT AND MERGER SUB
     The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following additional conditions:
     6.1. Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects on the date hereof and at and as of the Closing Date as if made at and as of such date except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct in all material respects as of such date), and the Company shall have delivered to Parent a certificate to such effect signed by a duly authorized officer of the Company.
     6.2. Performance of the Company. Each of the obligations of the Company to be performed at or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Closing Date, and, at the Closing Date, the Company shall have delivered to Parent a certificate to such effect signed by a duly authorized officer of the Company.

     6.3. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of this Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to this Agreement that makes consummation of the Merger illegal.
     6.4. Material Adverse Effect. There shall not have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, at the Closing Date, the Company shall have delivered to Parent a certificate to such effect signed by a duly authorized officer of the Company.
     6.5. Secretary’s Certificate. Parent shall have received a certificate, dated the Closing Date, duly executed by the Secretary or an Assistant Secretary of the Company, on behalf of the Company, certifying as to: (a) the attached copy of the resolutions of the Board of Directors (or a duly authorized committee or officer) of the Company authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and any other documents or instruments contemplated hereby, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; and (b) the incumbency, authority and specimen signature of each officer of the Company executing this Agreement or any other document or instrument contemplated hereby.
     6.6. Good Standing Certificate. Parent shall have received certificates as to the Company’s and each Company Subsidiary’s organization, valid existence and good standing as a corporation in the state of its jurisdiction of organization as of a date no more than five days prior to the Closing Date.
     6.7. Organizational Documents. Parent shall have received a true and complete copy of the certificate of incorporation or other formation document, as the case may be, of the Company and each Company Subsidiary, certified as true and complete by the Secretary of State or other appropriate governmental official of its jurisdiction of organization, and a copy of the bylaws or other organizational documents, as the case may be, of the Company and each Company Subsidiary, certified as true and complete by its Secretary.
     6.8. Legal Opinion. Parent shall have received from counsel for the Company an opinion dated the Closing Date in the form attached hereto as Exhibit D.
     6.9. Consents. The Company shall have provided any necessary or required notices to and received (and furnished to Parent evidence thereof reasonably satisfactory to Parent) any necessary or required approvals and consents from the landlords under the leases of the Leased Real Property set forth on Schedule 6.9 to remain in effect for the benefit of the Company or any Company Subsidiary, as applicable, following consummation of the transactions contemplated hereby on the same terms as in effect prior to the Closing, and such notices, approvals and consents shall not have expired or been withdrawn as of the Closing Date.
     6.10. Licenses. Except as set forth on Schedule 6.10, all approvals and consents from Governmental Bodies that are legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained, all Licenses that are legally required to conduct and operate the Business following the Effective Time in substantially the same manner as the Company and the Company Subsidiaries currently conduct and operate the Business shall have been received, reissued or transferred or will remain in effect, as applicable, or with respect to any such Licenses that may not be obtained under applicable Legal Requirements prior to the Closing, assurances reasonably satisfactory to Parent shall have been received from the applicable Governmental Bodies that such Licenses will be obtained promptly following the Closing.
     6.11. Escrow Agreement. Each of the Stockholders’ Agent and the Escrow Agent shall have duly executed and delivered the Escrow Agreement to Parent.
     6.12. Non-Competition, Non-Solicitation and Confidentiality Agreements. Non-Competition, Non-Solicitation and Confidentiality Agreements in the form attached as Exhibit E hereto with Dennis R. Smith, Brad C. Roush and Pier C. Borra shall be in full force and effect.
     6.13. Other Certificates. Parent shall have received such other certificates, instruments and other documents, in form and substance reasonably satisfactory to Parent and counsel for Parent, as Parent shall have reasonably requested in connection with the transactions contemplated hereby.
     6.14. Resignations. All directors and officers of the Company and each Company Subsidiary (except those designated by Parent) shall have executed and delivered to the Company and each Company Subsidiary, as applicable, resignations effective as of the Closing.
     6.15. No Legal Proceedings. No Governmental Body or other Person shall have commenced or threatened to commence any Legal Proceeding (a) challenging or seeking the recovery of damages in connection with the transactions contemplated hereby or threatening to cause such transactions to be rescinded; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or the Company; or (c) claiming to own any capital stock of the Company, or the option or other right to acquire the capital stock of the Company.
     6.16. FIRPTA Compliance. The Company shall have complied with Section 5.11.
     6.17. Stockholder Consent. The Requisite Stockholder Approvals shall have been obtained.
ARTICLE VII.
CONDITIONS PRECEDENT TO
OBLIGATIONS OF THE COMPANY
     The obligations of the Company to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following additional conditions:

     7.1. Representations and Warranties. The representations and warranties of the Guarantor, Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on the date hereof and at and as of the Closing Date as if made at and as of such date, except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct in all material respects as of such date) and except where the failure of such representations and warranties to be true and correct would not prohibit or materially and adversely restrict or delay the consummation of the transactions contemplated hereby, and Parent shall have delivered to the Company a certificate to such effect signed by a duly authorized officer of Parent.
     7.2. Performance by Parent and Merger Sub. Each of the obligations of the Guarantor, Parent and Merger Sub to be performed at or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Closing Date, and, at the Closing Date, Parent shall have delivered to the Company a certificate to such effect signed by a duly authorized officer of Parent.
     7.3. No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of this Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to this Agreement that makes consummation of the Merger illegal.
     7.4. Secretary’s Certificates. The Company shall have received certificates, dated the Closing Date, duly executed by the respective Secretaries or Assistant Secretaries of the Guarantor, Parent and Merger Sub, on behalf of the Guarantor, Parent and Merger Sub, certifying as to: (a) the attached copy of the resolutions of Parent or Merger Sub, as applicable, authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement and any other documents or instruments contemplated hereby, and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded; and (b) the incumbency, authority and specimen signature of each officer of the Guarantor, Parent or Merger Sub, as applicable, executing this Agreement or any other document or instrument contemplated hereby.
     7.5. Escrow Agreement. Parent and the Escrow Agent shall have duly executed and delivered the Escrow Agreement to the Stockholders’ Agent.
     7.6. Stockholder Consent. The Requisite Stockholder Approvals shall have been obtained.
ARTICLE VIII.
TERMINATION
     8.1. Termination. This Agreement may be terminated at any time prior to the Closing as follows, and in no other manner:
          (a) by mutual consent of Parent and the Company;

          (b) by Parent if any of the conditions set forth in Article VI shall have become incapable of fulfillment, and shall not have been waived by Parent;
          (c) by the Company if any of the conditions set forth in Article VII shall have become incapable of fulfillment, and shall not have been waived by the Company;
          (d) by Parent if at the Stockholders’ Meeting (or at any adjournment or postponement thereof) the Requisite Stockholder Approvals are not obtained;
          (e) by either Parent or the Company if the Closing has not occurred within 90 days of the date of this Agreement; provided, however, that neither party may terminate this Agreement pursuant to this subsection (e) if the Closing has not occurred by such date by reason of the failure of such party to perform in all material respects any of its obligations under this Agreement;
          (f) by Parent, (i) if the board of directors of the Company shall fail to include the Company Recommendation in the Information Statement, (ii) in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice, (iii) if the board of directors of the Company shall approve any Acquisition Proposal or publicly recommend that the holders of the Company Stock accept or approve any Acquisition Proposal; or (iv) if the Company shall have entered into, or publicly announced its intention to enter into, a definitive agreement in principle with respect to any Acquisition Proposal.
          (g) by the Company, if at any time prior to obtaining the Requisite Stockholder Approvals, the board of directors of the Company shall have authorized the Company, subject to complying with the terms of this Agreement, to enter into an Acquisition Agreement to effect a Superior Proposal; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) unless the Company shall have concurrently made (or had made on its behalf) any payment required to be made to Parent pursuant to Section 8.2 hereof.
     8.2. Termination Fee.
          (a) The Company shall pay to Parent an amount in cash equal to $2,000,000 (the “Termination Fee”) if:
               (i) this Agreement is terminated by Parent pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(g); or
               (ii) this Agreement is terminated by either the Company or the Parent pursuant to Section 8.1(e) and (A) prior to the date of such termination, an Acquisition Proposal is pending, and (B) prior to the date that is twelve months after such termination, the Company or any Company Subsidiary enters into any Acquisition Agreement or any Acquisition Proposal is consummated.
          (b) Any fee due under Section 8.2(a) shall be paid by the Company (or shall be paid on the Company’s behalf) by wire transfer of same day funds:

               (i) in the case of Section 8.2(a)(i), concurrently with such termination; and
               (ii) in the case of Section 8.2(a)(ii), on the earlier of the date the Company enters into such Acquisition Agreement or consummates such Acquisition Proposal.
          (c) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.2, the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.2 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.
     8.3. Procedures and Effect of Termination. If this Agreement is terminated as provided herein, subject to Section 8.2 hereof, neither party shall have any liability or further obligation to any other party under the terms of this Agreement; provided that if such termination shall result from the breach by the non-terminating party of any representation or warranty, or the failure of the non-terminating party to perform a covenant of this Agreement, such party shall be fully liable for any and all damages incurred or suffered by the other parties as a result of such failure.
     8.4. Return of Documentation. Following termination of this Agreement, Parent shall return all agreements, documents, contracts, instruments, books, records, materials and other information (in any format) regarding the Company or any Company Subsidiary provided to Parent or its Representatives in connection with the transactions contemplated by this Agreement. The Confidentiality Agreement shall remain in full force and effect following any termination of this Agreement.
ARTICLE IX.
TAX MATTERS
     9.1. Preparation of Tax Returns Following Closing. Following the Closing, the Parent shall be responsible for the preparation and filing of all Tax Returns of the Company and the Company Subsidiaries and the payment of all Taxes in connection with filing such Tax Returns subject to Parent’s right to be reimbursed for and to be indemnified against such Taxes. Each such Tax Return shall, to the extent it relates to a taxable period, or portion thereof, ending on or before the Closing Date, be prepared in a manner consistent with past practice. At least thirty (30) days prior to the applicable filing deadline for each such Tax Return, Parent shall deliver such Tax Return, if such Tax Return relates to a taxable period, or portion thereof, ending on or before the Closing Date, to the Stockholders’ Agent for review. If the Stockholders’ Agent disputes the manner in which such Tax Return has been prepared, it shall provide Parent with written notice of any such disputed items within 21 days following receipt of the draft Tax Return and, if Parent and Stockholders’ Agent are unable to resolve such dispute within 10 days thereafter, any unresolved issues shall be submitted to the Independent Accounting Firm for final resolution. The Merger Stockholders shall reimburse Parent for, and as provided in Section 9.2, indemnify Parent from, the amount of Taxes payable with respect to such Tax Returns that are allocable to the portion of the taxable period up to and including the Closing Date, determined in accordance with Section 9.2(b).
     9.2. Tax Indemnification.
          (a) After the Closing, subject to the provisions of Section 10.4(b), each Merger Stockholder shall, severally and not jointly, indemnify and hold harmless the Parent Indemnitees from and against such Stockholder’s Pro Rata Share of any Taxes or other Damages attributable to (i) Taxes of the Company and each Company Subsidiary attributable to any taxable period ending on or before the Closing or, in the case of Taxes attributable to a taxable period that ends following, but includes, the Closing Date, the Taxes attributable to the portion of such period ending on the Closing Date; and (ii) the Stockholders’ share of any transfer Taxes payable under Section 9.4 below.
          (b) In the case of any real property, personal property or ad valorem Tax that is payable for a Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax which relates to the portion of such Tax period ending on the Closing Date shall be deemed to equal the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period. All other Taxes for a Straddle Period shall be allocated on the basis of a closing of the books as of the close of the Closing Date.
     9.3. Assistance and Records. The parties shall provide each other with such assistance as each may reasonably request in connection with (i) the preparation of Tax Returns required to be filed with respect to the Company, (ii) any audit or other examination by any taxing authority, (iii) any judicial or administrative proceedings relating to liability for Taxes, or (iv) any claim for refund in respect of such Taxes. Such assistance shall include making employees available to other parties and their counsel, providing additional information and explanation of any material provided, granting reasonable access to, and furnishing to and permitting the copying by, any party or its counsel of any records, returns, schedules, documents, work papers or other relevant materials which might reasonably be expected to be used in connection with any such return, audit, examination, proceeding or claim. The Stockholders will retain the right with the reasonable participation of the Company to conduct and resolve any audit, administrative or judicial proceeding relating to Taxes with respect to any period ending prior to the Closing Date. The Company will promptly notify the Stockholders’ Agent of any such audit, proposed adjustment or related matter that could affect the Stockholders’ Tax liability. The Company will retain and upon the request of the Stockholders’ Agent provide any records or information which may be relevant to any such return, audit, examination, proceeding or claim.
     9.4. Transfer Taxes. The Stockholders shall pay any transfer or similar Taxes, if any, imposed as a result of the transactions contemplated hereby.

ARTICLE X.
INDEMNIFICATION, ETC.
     10.1. Survival of Representations, Etc.
          (a) The representations and warranties made by the Company in this Agreement and in each of the other agreements, certificates and instruments delivered to Parent pursuant to or in connection with the transactions contemplated by this Agreement shall survive the Closing and shall expire, together with the Parent Indemnitees’ right to seek indemnification for breaches therefor pursuant to this Article X, on the date which is eighteen (18) months following the Closing Date, except that (i) the representations and warranties contained in Sections 3.14, 3.15 and 3.17, and the closing certificate delivered pursuant to Section 6.1 of this Agreement (insofar as the closing certificate relates to such representations and warranties), shall not expire until sixty (60) days after the relevant statute of limitations expires and (ii) the representations and warranties made by the Company in Sections 3.1, 3.2, 3.3, 3.4, and 3.5, and the closing certificate delivered pursuant to Section 6.1 of this Agreement (insofar as the closing certificate relates to such representations and warranties), shall survive the Closing in perpetuity (the applicable date of such expiration being the “Stockholder Expiration Date”); provided, however, that if, at any time prior to the Stockholder Expiration Date, any Parent Indemnitee delivers to the Stockholders’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the applicable Stockholder Expiration Date until such time as such claim is fully and finally resolved. The representations and warranties made by the Guarantor and Parent shall survive the Closing and shall expire, together with the Stockholder Indemnitees’ right to seek indemnification for breaches therefor pursuant to this Article X, on the date which is eighteen (18) months following the Closing Date (the “Parent Expiration Date”), except that the representations and warranties made by the Guarantor, Parent and Merger Sub in Sections 4.1 and 4.2, and the closing certificate delivered pursuant to Section 7.1 of this Agreement (insofar as the closing certificate relates to such representations and warranties), shall survive the Closing in perpetuity; provided, however, that if, at any time prior to the Parent Expiration Date, any Stockholder Indemnitee delivers to Parent a written notice alleging the existence of any inaccuracy in or breach of any of the representations and warranties made by the Guarantor, Parent or Merger Sub and asserting a claim for recovery under Section 10.3 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the applicable Parent Expiration Date until such time as such claim is fully and finally resolved.
          (b) For purposes of this Agreement, each statement or other item of information set forth in any Schedule or Exhibit hereto shall be deemed to be a part of the representation and warranty made by the Company, the Guarantor, Parent or Merger Sub, as the case may be, in this Agreement.
     10.2. Indemnification by the Stockholders.
          (a) Subject to the limitations set forth in this Article X, from and after the Effective Time by virtue of the Merger, each Merger Stockholder, severally and not jointly, shall hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for such Stockholder’s Pro Rata Share of any Damages which are suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of or are connected with: (i) any misrepresentation in, inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement or in any agreement, certificate or instrument furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby; (ii) any breach of any covenant or obligation of the Company set forth in this Agreement or in any agreement, certificate or instrument furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby; (iii) any liability arising out of acts or omissions occurring prior to the Effective Time relating to any actual or alleged overpayment due to adjustments made after the Effective Time to the cost reports filed by or on behalf of the Company or any Company Subsidiary with respect to periods on or prior to the Closing Date (determined on an aggregate basis after first netting any applicable reserves for such liability set forth as a current liability in Actual Net Working Capital); (iv) any liability arising out of acts or omissions occurring prior to the Effective Time relating to (A) any failure to comply with Legal Requirements related to governmental third party payor programs, including compliance with all Medicare and/or Medicaid Legal Requirements, (B) any failure to comply with payment policies related to non-governmental third party payor programs, (C) any actual or alleged overpayment by any third party payor other than due to adjustments made to the cost reports filed by or on behalf of the Company or any Company Subsidiary on or prior to the Closing Date, and (D) any failure to comply with state health care Legal Requirements, including state facility and professional licensure and certificate of need Legal Requirements; (v) any and all liabilities or obligations of the Company to the extent arising from events or circumstances, or relating to acts or omissions, which occur prior to the Effective Time and that are normally covered by any commercial general liability, automobile, workers’ compensation, property and casualty, professional malpractice, employer liability, health benefit or other insurance policy or are covered by any self-insurance retention of the Company, other than any liabilities or obligations to the extent reflected as a liability in Actual Net Working Capital; (vi) any Indebtedness or Transaction Fees and Expenses to the extent such Indebtedness or Transaction Fees and Expenses exceed the amounts thereof used to calculate the Closing Date Cash Amount pursuant to Section 2.5(c); (vii) any liability for excess parachute payments by the Company or any Company Subsidiary under Section 280G of the Code payable as a result of or in connection with transactions contemplated hereby; (viii) any liability for severance obligations and related costs paid to any officer or employee of the Company or any Company Subsidiary upon termination after the Closing by such officer or employee of such officer’s or employee’s employment pursuant to agreements in effect prior to the Closing; (ix) any liability arising from a Qui Tam suit or from any investigation commenced by a Governmental Body (arising out of any acts or omissions of the Company or the Company Subsidiaries prior to Closing); (x) any liability arising from any Legal Proceeding initiated prior to the Effective Time that is not covered by insurance; ( xi) any Legal Proceeding initiated by a Stockholder or Stockholders (A) seeking appraisal pursuant to Section 2.9 to the extent that such Damages (including any costs or expenses incurred by Parent or the Company in connection with such Legal Proceeding) exceed the applicable portion of the Merger Consideration that would have been payable to such Stockholder or Stockholders or (B) challenging the Merger or the actions of the Board of

Directors of the Company in approving the Merger; (xii) any Post-Closing Decrease Amount to the extent such amount exceeds the Merger Consideration Escrow Funds; (xiii) any liability arising from any Legal Proceeding brought by any Stockholder relating to any untrue statement or alleged untrue statement of a material fact contained in the Information Statement (other than any statement provided in writing by Parent to the Company specifically for inclusion therein) or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading; or (xiv) enforcement by any Parent Indemnitee of any of its indemnification rights under this Agreement.
          (b) Each of the Company and the Merger Stockholders acknowledges and agrees that if the Company or any Company Subsidiary suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Company as a Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.
          (c) Any amount of Damages required to be indemnified pursuant to this Section 10.2 shall be deemed, to the extent permitted by law, an adjustment in the Merger Consideration.
     10.3. Indemnification by Parent and the Guarantor. Subject to the limitations set forth in this Article X, from and after the Closing, Parent and the Guarantor shall hold harmless and indemnify each of the Stockholder Indemnitees from and against, and shall compensate and reimburse each of the Stockholder Indemnitees for, any Damages which are suffered or incurred by any of the Stockholder Indemnitees or to which any of the Stockholder Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are connected with: (i) any misrepresentation in, inaccuracy in or breach of any representation or warranty of the Guarantor, Parent or Merger Sub set forth in this Agreement or any agreement, certificate or instrument furnished or to be furnished to the Stockholders’ Agent or the Company pursuant hereto or in connection with the transactions contemplated hereby; (ii) any breach of any covenant or obligation of the Guarantor, Parent or Merger Sub set forth in this Agreement or any agreement, certificate or instrument furnished or to be furnished to the Stockholders’ Agent or the Company pursuant hereto or in connection with the transactions contemplated hereby; or (iii) enforcement by any Stockholder Indemnitee of its indemnification rights under this Agreement. Any amount of Damages required to be indemnified pursuant to this Section 10.3 shall be deemed, to the extent permitted by law, an adjustment in the Merger Consideration. Any claims for indemnification pursuant to this Section 10.3 may only be made by the Stockholders’ Agent on behalf of any Stockholder Indemnitee.
     10.4. Limitations on Indemnification Obligations.
          (a) The Merger Stockholders shall not be liable to indemnify the Parent Indemnitees for breaches of representations and warranties pursuant to Sections 10.2(a)(i) (except for claims with respect to Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.15, 3.17, 3.29 and 3.31 and

the closing certificate in Section 6.1 insofar as it relates to such representations and warranties (the representation and warranties contained in such sections and certificate being the “Stockholder Fundamental Representations”)) until the aggregate Damages incurred by the Parent Indemnitees for which indemnification may be sought but for this sentence exceeds $460,000 (the “Basket Amount”), at which point the Parent Indemnitees shall only be entitled to seek indemnification for the amount by which such Damages exceed the Basket Amount. The Stockholder Indemnitees may not make any claim for indemnification for breaches of representations and warranties pursuant to Section 10.3(i) (except for claims with respect to Sections 4.1 and 4.2, and the closing certificate in Section 7.1 insofar as they relate to such representations and warranties (the representations and warranties contained in such sections and certificate being the “Parent Fundamental Representations”)) until the aggregate Damages incurred by the Stockholder Indemnitees for which indemnification may be sought but for this sentence exceeds the Basket Amount, at which point the Stockholder Indemnitees shall only be entitled to seek indemnification for the amount by which such Damages exceed the Basket Amount.
          (b) The aggregate indemnification obligation of the Merger Stockholders for breaches of representations and warranties pursuant to Section 10.2(a)(i) hereof shall not exceed $6,900,000 (the “Cap Amount”); provided, that this limitation shall not apply to breaches of the Stockholder Fundamental Representations. The aggregate indemnification obligation of the Merger Stockholders for breaches of the Stockholder Fundamental Representations, claims made pursuant to Section 9.2 and claims made pursuant to Section 10.2(a)(ii) through Section 10.2(a)(xiv) shall not exceed $10,000,000; provided that this limitation shall not apply to claims for indemnification made by Parent pursuant to Section 10.2(a)(xi) hereof.
          (c) The aggregate indemnification obligations of Parent and the Guarantor for breaches of representations and warranties pursuant to Section 10.3(i) shall not exceed the Cap Amount, provided that this limitation shall not apply to breaches of the Parent Fundamental Representations. The aggregate indemnification obligation of Parent and the Guarantor for breaches of the Parent Fundamental Representations and claims made pursuant to Section 10.3(ii) and Section 10.3(iii) shall not exceed $10,000,000.
          (d) After the Effective Time, Parent shall seek recovery with respect to claims for indemnification pursuant to Section 9.2 and Section 10.2(a) against the Indemnity Escrow Funds (to the extent available) before seeking recovery directly from the Merger Stockholders.
     10.5. No Contribution. Each Stockholder waives, and acknowledges and agrees that such Stockholder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement.
     10.6. Demands. If any Indemnitee believes such Indemnitee is entitled to be indemnified by any Indemnitor pursuant to this Article X with respect to any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such third party demand, assertion, claim, action or proceeding being referred to herein as a “Third Party Claim”), such Indemnitee agrees that, promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement with respect to such Third Party Claim, such Indemnitee will give prompt notice thereof in writing to Parent, if the Indemnitee is a Stockholder, or the Stockholders’ Agent on behalf of the Stockholders, if the Indemnitee is Parent. Such notice shall include a formal demand for indemnification under this Agreement. Failure of the Indemnitee to give such notice in a timely manner shall not relieve the Indemnitor from any liability which it may have on account of this Article X or otherwise, except to the extent that the Indemnitor is materially prejudiced thereby.
     10.7. Right to Contest and Defend. The Indemnitor shall be entitled at its cost and expense to participate in the defense of any Third Party Claim for which it has received notice from the Indemnitee under Section 12.7 and, subject to the limitations set forth in this Section 10.7, shall be entitled to control and appoint lead counsel (reasonably satisfactory to the Indemnitee) for such defense; provided that the Indemnitor shall be entitled to control and appoint lead counsel only if (i) the claim involves (and continues to involve) solely monetary damages, (ii) the Indemnitor expressly agrees in writing to the Indemnitee that, as between the two, the Indemnitor is solely obligated to satisfy and discharge the claim and (iii) the Indemnitor makes reasonably adequate provision to satisfy the Indemnitee of the Indemnitor’s ability to satisfy and discharge the claim (the foregoing collectively, the “Litigation Conditions”); provided, however, that the Indemnitor shall forfeit the right to control the defense or settlement of any such claim if, at any time after assuming the defense or settlement thereof, the Indemnitor no longer satisfies the Litigation Conditions; provided, further, that notice of the intention to so control the defense shall be delivered by the Indemnitor to the Indemnitee within twenty (20) days (or sooner, if the nature of the Third Party claim so requires) from the date of receipt by the Indemnitor of notice by the Indemnitee of the assertion of the Third Party Claim. Any such contest may be conducted in the name and on behalf of the Indemnitor or the Indemnitee, as may be appropriate. Such contest shall be conducted by reputable counsel employed by the Indemnitor, but the Indemnitee shall have the right, but not the obligation, to participate in such proceedings and to be represented by counsel of its own choosing at its sole cost and expense. Notwithstanding the foregoing, upon the election by the Indemnitor to assume the defense, the Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee, if and only to the extent that (i) the Indemnitor has not employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, (ii) the employment of counsel and the amount reimbursable therefor by the Indemnitee has been authorized in writing by the Indemnitor or (iii) representation of the Indemnitor and the Indemnitee by the same counsel would, in the reasonable opinion of such counsel, constitute a conflict of interest under applicable standards of professional conduct. The Indemnitor shall have full authority to determine all action to be taken with respect to a Third Party Claim the defense of which it has assumed in accordance with this Section 10.7; provided, however, that the Indemnitor will not have the authority to subject the Indemnitee to any non-monetary relief whatsoever, other than the performance of purely ministerial tasks, and any settlement of a claim must include a full release of the Indemnitee. If the Indemnitor does not elect to assume the control of the defense of any such Third Party Claim, fails to notify the Indemnitee of its election as herein provided or fails to satisfy the Litigation Conditions, the Indemnitee may pay, compromise or defend such Third Party Claim; provided, however, that the Indemnitee shall obtain the prior written consent of the Indemnitor (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of such Third Party Claim.

     10.8. Cooperation. The Indemnitor and the Indemnitee agree to cooperate with each other and their respective counsel in contesting any Third Party Claim or, if appropriate, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any other Person, including giving each other reasonable access to all information relevant thereto, subject to receipt of a reasonable confidentiality agreement. The Indemnitor shall be obliged to reimburse the Indemnitee for the reasonable out-of-pocket expenses related to such cooperation.
     10.9. Miscellaneous.
          (a) It is agreed that, after the Effective Time, in determining for purposes of this Article X whether there has been any inaccuracy in or breach of any representation or warranty by the Company, Parent or Merger Sub in this Agreement or in any agreement, certificate or instrument furnished or to be furnished pursuant hereto or in connection with the transactions contemplated hereby and for purposes of calculating the amount of Damages to which an Indemnitee is entitled as a result of any such inaccuracy or breach, such representation or warranty shall not be deemed qualified by any concept of “material,” “materiality,” “Material Adverse Effect” or other similar qualification.
          (b) No right of indemnification hereunder shall be limited by reason of any investigation or audit conducted before or after the Closing or the knowledge of any party of any breach of a representation, warranty, covenant or agreement by the other party at any time, or the decision of any party to complete the Closing; it being understood that any matter set forth on the disclosure schedules to this Agreement shall be interpreted as an exception to any specific representations and warranties to which such matter is directly responsive.
          (c) Notwithstanding anything to the contrary set forth herein, no limitation or condition of liability or indemnity shall apply to any rights or claims based upon fraudulent or intentional misrepresentation; provided however, that no Merger Stockholder shall have any liability hereunder for Damages in excess of such Merger Stockholder’s Pro Rata Share of the amount of Damages that would otherwise be payable by such Merger Stockholder hereunder arising from any such rights or claims unless such Merger Stockholder was a knowing party to such fraud or misrepresentation.
          (d) The limitations on the indemnification obligations set forth in Sections 10.2 and 10.3 shall not apply to any covenants or agreements of the Company, Parent or Merger Sub in this Agreement.
ARTICLE XI.
MISCELLANEOUS PROVISIONS
     11.1. Schedules. The Schedules attached to this Agreement (i) shall not be construed as indicating that any matter disclosed therein is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material to the Company or Parent, as the case may be, and (ii) shall be deemed to disclose any matter disclosed on any particular schedule on any other schedule where it is apparent on the face of the disclosure and without reference to any separate or independent document or information (other than the Schedules) that such disclosure would be specifically applicable to such other schedule.
     11.2. Further Assurances. Subject to the terms and conditions of this Agreement, each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Effective Time) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.
     11.3. Fees and Expenses. Except as otherwise expressly provided herein, each of the Company, the Stockholders, the Stockholders’ Agent, the Guarantor and Parent (with respect to itself and Merger Sub) shall bear the expenses incurred by that party incident to this Agreement and the transactions contemplated hereby, including, but not limited to, any such costs and expenses incurred by any party hereto in connection with the negotiation, preparation, consummation and performance of and compliance with the terms of this Agreement (including, without limitation, the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the transactions contemplated hereby are consummated.
     11.4. Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).
     11.5. Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):
If to the Guarantor, Parent or Merger Sub:
SLMC Finance Corporation
c/o Select Medical Corporation
4716 Old Gettysburg Road
Mechanicsburg, PA 17055
Attention: Ken Moore
Facsimile: (717) 303-0824
Copy to:
Select Medical Corporation
4716 Old Gettysburg Road
Mechanicsburg, PA 17055
Attention: Michael E. Tarvin
Facsimile: (717) 975-9981

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Attention: Carmen J. Romano
Facsimile: (215) 994-2222
If to the Company:
CORA Health Services, Inc.
1110 Shawnee Road
Box 150
Lima, OH 45802-0150
Attention: Brad C. Roush
Facsimile: (419) 221-3070
Copy to:
Shumaker, Loop & Kendrick LLP
101 East Kennedy Boulevard
Suite 2800
Tampa, FL 33602-515128
Attention: Gregory C. Yadley
Facsimile: (813) 229-1660
If to the Stockholders’ Agent or any of the Stockholders:
Brad C. Roush
1509 Fairway Drive
Lima, OH 45805
Facsimile: (419) 224-6249
Copy to:
Shumaker, Loop & Kendrick LLP
101 East Kennedy Boulevard
Suite 2800
Tampa, FL 33602-515128
Attention: Gregory C. Yadley
Facsimile: (813) 229-1660
     11.6. Confidentiality. At the Closing, the parties acknowledge and agree that the Confidentiality Agreement shall terminate and be of no further force and effect.
     11.7. Time of the Essence. For the purposes of this Agreement and the transactions contemplated by this Agreement, time is of the essence.

     11.8. Headings. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     11.9. Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.
     11.10. Governing Law; Consent to Jurisdiction. This Agreement, and all agreements, documents and instruments delivered pursuant hereto or incorporated herein, unless otherwise expressly provided therein, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each party hereto, for itself and its successors and assigns, irrevocably agrees that any Legal Proceeding arising out of or relating to this Agreement shall be instituted only in the United States District Court located in Wilmington, Delaware, and generally and unconditionally accepts and irrevocably submits to the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby from which no appeal has been taken or is available in connection with this Agreement. Each party, for itself and its successors and assigns, irrevocably waives any objection it may have now or hereafter to the laying of the venue of any such Legal Proceeding, including, without limitation, any objection based on the grounds of forum non conveniens, in the aforesaid courts. Each of the parties, for itself and its successors and assigns, irrevocably agrees that all process in any such Legal Proceedings in any such court may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 11.5 or at such other address of which the other parties shall have been notified in accordance with the provisions of Section 11.5, such service being hereby acknowledged by the parties to be effective and binding service in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law.
     11.11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party prior to the Closing Date; provided, that prior to the Effective Time, Parent and Merger Sub may assign their rights and obligations hereunder to any Affiliate of Parent, and after the Effective Time, Parent may assign its rights and obligations under this Agreement in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person, but no such assignment shall relive Parent of its obligations hereunder.
     11.12. Remedies Cumulative; Specific Performance. Except with respect to equitable claims, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

     11.13. Waiver.
          (a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
          (b) No Person shall be deemed to have waived any claim arising out of this Agreement or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
     11.14. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.
     11.15. Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Effective Time, on behalf of Parent, the Guarantor, Merger Sub, the Company and the Stockholders’ Agent (acting exclusively for and on behalf of all of the Stockholders); and (b) after the Effective Time, on behalf of Parent and the Stockholders’ Agent (acting exclusively for and on behalf of all of the Stockholders).
     11.16. Severability. In the event that any provision of this Agreement or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.
     11.17. Parties in Interest. Except for the provisions of Section 9.2 and Article X, none of the provisions of this Agreement is intended to confer upon any Person (other than the parties hereto and their respective successors and assigns (if any)) any rights or remedies of any nature whatsoever under or by reason of this Agreement.
     11.18. Entire Agreement. This Agreement and the Schedules and Exhibits hereto and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement executed by Parent and the Company shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of (a) the Effective Time or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.

     11.19. Construction.
          (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.
          (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
          (c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
          (d) Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Schedules” and “Exhibits” are intended to refer to Articles and Sections of this Agreement and Schedules and Exhibits to this Agreement.
ARTICLE XII.
THE STOCKHOLDERS’ AGENT
     By virtue of the Merger, each Merger Stockholder hereby agrees as follows:
     12.1. Authorization of the Stockholders’ Agent. Brad C. Roush (the “Stockholders’ Agent”) (and any successor appointed to act on his behalf) is hereby appointed, authorized and empowered to act, on behalf of the Merger Stockholders, in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and the other agreements contemplated hereby, and in connection with the activities to be performed on behalf of the Merger Stockholders under this Agreement and the Escrow Agreement, for the purposes and with the powers and authority hereinafter set forth in this Article XII and in the Escrow Agreement, which shall include the power and authority:
          (a) to execute and deliver the Escrow Agreement (with such modifications or changes therein to which the Stockholders’ Agent, in his reasonable discretion, shall consent) and to agree to such amendments or modifications thereto as the Stockholders’ Agent, in its reasonable discretion, may deem necessary or desirable to give effect to the matters set forth in this Article XII;
          (b) to execute and deliver such waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby as the Stockholders’ Agent, in his reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the other agreements contemplated hereby;
          (c) as the representative of the Merger Stockholders, to enforce and protect the rights and interests of the Merger Stockholders and to enforce and protect the rights and interests of the Stockholders’ Agent arising out of or under or in any manner relating to this

Agreement and the Escrow Agreement and, in connection therewith, to (i) assert or institute any claim for indemnification on behalf of the Stockholder Indemnitees; (ii) investigate, defend, contest or litigate any claim for indemnification initiated by the Parent or Merger Sub, or any other Person, against the Stockholders’ Agent, the Merger Consideration Escrow Funds and/or the Indemnity Escrow Funds, and receive process on behalf of any or all Merger Stockholders in any such claim and compromise or settle on such terms as the Stockholders’ Agent shall determine to be appropriate and give receipts, releases and discharges on behalf of all of the Merger Stockholders with respect to any such claim; (iii) file any proofs, debts, claims and petitions as the Stockholders’ Agent may deem advisable or necessary; (iv) settle or compromise any claims asserted under this Agreement; (v) assume, on behalf of all of the Merger Stockholders, the defense of any claim that is the basis of any claim asserted under this Agreement; and (vi) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, it being understood that the Stockholders’ Agent shall not have any obligation to take, and shall not have liability for any failure to take, any such any action;
          (d) to enforce payment from the Indemnity Escrow Funds and any other amounts payable to the Merger Stockholders, in each case on behalf of the Merger Stockholders, in the name of the Stockholders’ Agent;
          (e) to cause to be paid out of the Indemnity Escrow Funds the full amount of any judgment or judgments and legal interest and costs awarded in favor of any Parent Indemnitee arising out of the indemnification provisions set forth in Article X of this Agreement;
          (f) to cause to be paid out of the Merger Consideration Escrow Funds the full amount of the Post-Closing Decrease Amount;
          (g) to waive or refrain from enforcing any right of the Merger Stockholders or any of them and/or of the Stockholders’ Agent arising out of or under or in any manner relating to this Agreement, the Escrow Agreement or any other agreement contemplated hereby or thereby; and
          (h) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholders’ Agent, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (a) through (g) above and the transactions contemplated by this Agreement and the Escrow Agreement.
Parent, Merger Sub, the Guarantor, the Surviving Corporation and the Company Subsidiaries shall be entitled to rely exclusively upon the communications of the Stockholders’ Agent relating to the foregoing as the communications of the Merger Stockholders. Neither Parent, Merger Sub, the Guarantor nor the Surviving Corporation (a) need be concerned with the authority of the Stockholders’ Agent to act on behalf of all Merger Stockholders hereunder or (b) shall be held liable or accountable in any manner for any act or omission of the Stockholders’ Agent in such capacity. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that (i) the Stockholders’ Agent may not enter into or grant any amendments or modifications described in Section 12.1(a) or waivers or consents described in Section 12.1(b) unless such amendments, modifications, waivers or consents shall affect each Merger Stockholder similarly and to the same relative extent and (ii) any such amendment, modification, waiver or consent that does not affect any Merger Stockholder similarly and to the same relative extent as it affects other Merger Stockholders must be executed by such Merger Stockholder to be binding on such Merger Stockholder. Notwithstanding anything to the contrary contained herein, the Stockholders’ Agent, in his role as Stockholders’ Agent, shall have no liability whatsoever to the Company, Parent, Merger Sub, the Surviving Corporation or any of their Affiliates or Subsidiaries. The grant of authority provided for in this Section 12.1 is coupled with an interest and is being granted, in part, as an inducement to the Company, Parent and Merger Sub to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Merger Stockholder and shall be binding on any successor thereto, and shall survive any distribution from the Escrow Agent.
     12.2. Compensation; Exculpation; Indemnity.
          (a) The Stockholders’ Agent shall not be entitled to any fee, commission or other compensation for the performance of his service hereunder.
          (b) In dealing with this Agreement, the Escrow Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Agent hereunder or thereunder, (i) the Stockholders’ Agent shall not assume any, and shall incur no, responsibility whatsoever to any Merger Stockholder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement, the Escrow Agreement or any instruments, agreements or documents relating thereto, unless by the Stockholders’ Agent’s gross negligence or willful misconduct, and (ii) the Stockholders’ Agent shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders’ Agent pursuant to such advice shall in no event subject the Stockholders’ Agent to liability to any Merger Stockholder, the Company, Parent, Merger Sub, the Surviving Corporation or any other Person, unless by the Stockholders’ Agent’s gross negligence or willful misconduct.
          (c) Each Merger Stockholder, severally, shall indemnify the Stockholders’ Agent up to, but not exceeding, an amount equal to the applicable portion of the Merger Consideration received by such Merger Stockholder under Article II of this Agreement, which indemnification shall be paid by such Merger Stockholder based upon such Merger Stockholder’s Pro Rata Share of such amount, against all damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against him, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Stockholders’ Agent hereunder, under the Escrow Agreement or otherwise, except for such damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against the Stockholders’ Agent that arise from the Stockholders’ Agent’s gross negligence or willful misconduct, including the willful breach of this Agreement or the Escrow Agreement. The foregoing indemnification shall not be deemed exclusive of any other right to which the

Stockholders’ Agent may be entitled apart from the provisions hereof. In the event of any indemnification under this Section 12.2(c), each Merger Stockholder shall promptly deliver to the Stockholders’ Agent full payment of his, her or its ratable share of such indemnification claim.
          (d) All of the indemnities, immunities and powers granted to the Stockholders’ Agent under this Agreement shall survive the Closing and/or any termination of this Agreement and the Escrow Agreement.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SELECT MEDICAL CORPORATION

By:	/s/ Michael E. Tarvin Name: Michael E. Tarvin
Title: Executive Vice President, Gen. Counsel & Secretary

SLMC FINANCE CORPORATION

By:	/s/ Scott A. Romberger Name: Scott A. Romberger
Title: President

CEDAR CLIFF ACQUISITION CORPORATION

By:	/s/ Scott A. Romberger Name: Scott A. Romberger
Title: President

CORA HEALTH SERVICES, INC.

By:	/s/ Brad C. Roush Name: Brad C. Roush
Title: Senior Vice President

/s/ Brad C. Roush

Brad C. Roush, as STOCKHOLDERS’ AGENT
[Signature Page to Agreement and Plan of Merger]